UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 15, 2023

The Jones Financial Companies, L.L.L.P.
(Exact Name of Registrant as Specified in Its Charter)

Missouri	**0-16633**	**43-1450818**
(State or Other Jurisdiction	**(Commission**	**(IRS Employer**
of Incorporation)	**File Number)**	**Identification No.)**

12555 Manchester Road, Des Peres, Missouri	**63131**
(Address of Principal Executive Offices)	**(Zip Code)**

(314) 515-2000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03.   Material Modification to Rights of Security Holders.

The information provided below in response to Item 5.03 is hereby incorporated by reference into this Item 3.03.

Item 5.03.   Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On August 15, 2023, The Jones Financial Companies, L.L.L.P. (the "Partnership") adopted the Twenty-Second Amended and Restated Agreement of Registered Limited Liability Limited Partnership (the "22nd Partnership Agreement"), which amended and restated the Partnership's Twenty-First Amended and Restated Agreement of Registered Limited Liability Limited Partnership (the "21st Partnership Agreement") in its entirety.

The 22nd Partnership Agreement amended the 21st Partnership Agreement to, among other things:

- provide for the issuance of certain limited partnership profits interests in the Partnership (the "Profits Interests") and establish the rights and obligations of the holders of the Profits Interests;
- modify the net income and net loss allocation and partner distribution provisions to incorporate allocations and distributions with respect to the Profits Interests;
- modify the definition of net income and net loss to include, if applicable, the Partnership's other comprehensive income as determined in accordance with generally accepted accounting principles (GAAP);
- modify the definition of joint venture to include joint ventures formed with financial advisor teams; and
- make certain other non-material, technical and conforming changes.

The description of the 22nd Partnership Agreement above is qualified in its entirety by reference to the corresponding provisions of the 22nd Partnership Agreement, a copy of which is filed as Exhibit 3.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

Item 9.01.   Financial Statement and Exhibits.

(d) Exhibits.

3.1   Twenty-Second Amended and Restated Agreement of Registered Limited Liability Limited Partnership, dated August 15, 2023
104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

EXHIBIT INDEX

Exhibit Number	Description
3.1	Twenty-Second Amended and Restated Agreement of Registered Limited Liability Limited Partnership, dated August 15, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	THE JONES FINANCIAL COMPANIES, L.L.L.P.
Date: August 16, 2023	By: /s/ Andrew T. Miedler
	Name: Andrew T. Miedler
	Title: Chief Financial Officer

Exhibit 3.1

THE JONES FINANCIAL COMPANIES, L.L.L.P.

TWENTY-SECOND

AMENDED AND RESTATED

AGREEMENT OF REGISTERED

LIMITED LIABILITY LIMITED PARTNERSHIP

Dated as of August 15, 2023

Table of Contents

THE JONES FINANCIAL COMPANIES, L.L.L.P.
(a Missouri Registered Limited Liability Limited Partnership)

TWENTY-SECOND
AMENDED AND RESTATED
AGREEMENT OF REGISTERED
LIMITED LIABILITY LIMITED PARTNERSHIP

THIS TWENTY-SECOND AMENDED AND RESTATED AGREEMENT OF REGISTERED LIMITED LIABILITY LIMITED PARTNERSHIP of The Jones Financial Companies, L.L.L.P. entered into as of this 1st day of September, 2021, by and among the Managing Partner, both as a General Partner and as the Attorney-In-Fact for all of the other Partners.

W I T N E S S E T H:

WHEREAS, the Partnership was formed as a limited partnership under the Missouri Revised Uniform Limited Partnership Act pursuant to an Agreement and Certificate of Limited Partnership dated June 5, 1987;

WHEREAS, the Partnership filed on July 15, 1987 its Amended and Restated Agreement and Certificate of Limited Partnership dated July 15, 1987 (the "Restated Agreement");

WHEREAS, the Partnership filed on August 28, 1987, November 16, 1987, August 5, 1988, August 29, 1988, January 31, 1989, March 21, 1989 and August 10, 1989 its Amendments No. 1, 2, 3, 4, 5, 6 and 7 respectively, to its Restated Agreement;

WHEREAS, the Partnership filed on June 22, 1989 its Partner List as of May 31, 1989;

WHEREAS, the Restated Agreement as amended is hereinafter referred to as the "First Restated Agreement";

WHEREAS, the First Restated Agreement was amended and restated in its entirety pursuant to a Second Amended and Restated Agreement and Certificate of Limited Partnership dated as of January 31, 1990 (the "Second Restated Agreement");

WHEREAS, the Missouri Revised Uniform Limited Partnership Act was amended in August of 1990 and no longer requires certain information in certificates of limited partnership (filed with the Secretary of State) and now requires corresponding amendments to be made to agreements of limited partnership;

WHEREAS, the Partnership desired that the aforesaid Second Restated Agreement become two separate documents, namely a Third Amended and Restated Agreement of Limited Partnership (the "Third Restated Agreement") and a separate restated Certificate of Limited Partnership;

WHEREAS, the Second Restated Agreement was amended and restated in its entirety pursuant to said Third Restated Agreement dated as of January 31, 1991;

WHEREAS, the Third Restated Agreement was amended and restated in its entirety pursuant to the Fourth Amended and Restated Agreement of Limited Partnership (the "Fourth Restated Agreement") dated as of January 1, 1993;

WHEREAS, the Fourth Restated Agreement was amended and restated in its entirety pursuant to the Fifth Amended and Restated Agreement of Limited Partnership (the "Fifth Restated Agreement") dated as of May 24, 1993;

WHEREAS, the Fifth Restated Agreement was amended and restated in its entirety pursuant to the Sixth Amended and Restated Agreement of Limited Partnership (the "Sixth Restated Agreement") dated as of October 1, 1993;

WHEREAS, the Sixth Restated Agreement was amended and restated in its entirety pursuant to the Seventh Amended and Restated Agreement of Limited Partnership (the "Seventh Restated Agreement") dated as of August 31, 1996;

WHEREAS, the Seventh Restated Agreement was amended and restated in its entirety to register the Partnership as a registered limited liability partnership pursuant to the Eighth Amended and Restated Agreement of Limited Partnership (the "Eighth Restated Agreement") dated as of November 1, 1996;

WHEREAS, the Partnership filed as of February 26, 1998 an Amendment to the Certificate of Limited Partnership changing the Partnership's name from The Jones Financial Companies, L.P., LLP to The Jones Financial Companies, L.L.L.P.;

WHEREAS, the Eighth Restated Agreement was amended and restated in its entirety pursuant to the Ninth Amended and Restated Agreement of Registered Limited Liability Limited Partnership (the "Ninth Restated Agreement") dated as of April 1, 1998;

WHEREAS, the Ninth Restated Agreement was amended and restated in its entirety pursuant to the Tenth Amended and Restated Agreement of Registered Limited Liability Limited Partnership (the "Tenth Restated Agreement") dated as of February 25, 1999;

WHEREAS, the Tenth Restated Agreement was amended and restated in its entirety pursuant to the Eleventh Amended and Restated Agreement of Registered Limited Liability Limited Partnership (the "Eleventh Restated Agreement") dated as of May 23, 2000;

WHEREAS, the Eleventh Restated Agreement was amended and restated in its entirety pursuant to the Twelfth Amended and Restated Agreement of Registered Limited Liability Limited Partnership (the "Twelfth Restated Agreement") dated as of June 15, 2001;

WHEREAS, the Twelfth Restated Agreement was amended and restated in its entirety pursuant to the Thirteenth Amended and Restated Agreement of Registered Limited Liability Limited Partnership (the "Thirteenth Restated Agreement") dated as of February 11, 2003;

WHEREAS, the Thirteenth Restated Agreement was amended and restated in its entirety pursuant to the Fourteenth Amended and Restated Agreement of Registered Limited Liability Limited Partnership (the "Fourteenth Restated Agreement") dated as of January 1, 2004;

WHEREAS, the Fourteenth Restated Agreement was amended and restated in its entirety pursuant to the Fifteenth Amended and Restated Agreement of Registered Limited Liability Limited Partnership (the "Fifteenth Restated Agreement") dated as of May 14, 2004;

WHEREAS, the Fifteenth Restated Agreement was amended and restated in its entirety pursuant to the Sixteenth Amended and Restated Agreement of Registered Limited Liability Limited Partnership (the "Sixteenth Restated Agreement") dated as of May 12, 2006;

WHEREAS, the Sixteenth Restated Agreement was amended and restated in its entirety pursuant to the Seventeenth Amended and Restated Agreement of Registered Limited Liability Limited Partnership (the "Seventeenth Restated Agreement") dated as of March 26, 2010;

WHEREAS, the Seventeenth Restated Agreement was amended and restated in its entirety pursuant to the Eighteenth Amended and Restated Agreement of Registered Limited Liability Limited Partnership (the "Eighteenth Restated Agreement") dated as of November 26, 2010;

WHEREAS, the Eighteenth Restated Agreement was amended and restated in its entirety pursuant to the Nineteenth Amended and Restated Agreement of Registered Limited Liability Limited Partnership (the "Nineteenth Restated Agreement") dated as of June 6, 2014;

WHEREAS, the Nineteenth Restated Agreement was amended and restated in its entirety pursuant to the Twentieth Amended and Restated Agreement of Registered Limited Liability Limited Partnership (the "Twentieth Restated Agreement") dated as of August 6, 2018;

WHEREAS, the Twentieth Restated Agreement was amended and restated in its entirety pursuant to the Twenty-First Amended and Restated Agreement of Registered Limited Liability Limited Partnership (the "Twenty-First Restated Agreement") dated as of September 1, 2021; and

WHEREAS, the parties now desire to amend and restate said Twenty-First Restated Agreement in its entirety pursuant to this Twenty-Second Amended and Restated Agreement of Registered Limited Liability Limited Partnership.

NOW, THEREFORE, pursuant to the terms, covenants and conditions set forth herein and the mutual promises contained herein, the parties hereto agree as follows:

ARTICLE ONE
DEFINED TERMS

The defined terms used in this Agreement shall have the meanings specified below:

"Affiliate" of a specified person means any Person (a) who directly or indirectly controls, is controlled by, or is under common control with the specified Person; (b) who owns or controls ten percent (10%) or more of the specified Person's outstanding voting securities or equity interests; (c) in whom such specified Person owns or controls ten percent (10%) or more of the outstanding voting securities or equity interests; (d) who is a director, partner, manager, executive officer or trustee of the specified Person; or (e) in whom the specified Person is a director, partner, manager, executive officer or trustee.

"Aggregate Profits Interest" means, in respect of each Profits Interest Holder, all of the rights of such Profits Interest Holder (in such capacity) under this Agreement, the Profits Interest Subscription Agreement(s) with respect to the Profits Interest(s) of such Profits Interest Holder, the Missouri Limited Partnership Act, and the Missouri Partnership Act, including the rights of such Profits Interest Holder under this Agreement to allocations and distributions of Net Income, and allocations of Profits, Losses and items of income, gain, loss and deduction of the Partnership.

"Agreement" means this Twenty-Second Amended and Restated Agreement of Registered Limited Liability Limited Partnership, as amended from time to time.

"Audit Committee" means the committee established pursuant to Section 4.10.

"Capital Account" means an account established by the Partnership and maintained for each Partner in accordance with IRC Section 704(b) and the Regulations thereunder and the following provisions:

(i)   Each Partner's Capital Account shall be increased by the amount of cash and the initial 704(b) Book Value of any property contributed to the capital of the Partnership by such Partner pursuant to this Agreement, such Partner's share of Profits and any items of income or gain that are specially allocated to such Partner pursuant to Section 8.6A, and the amount of any Partnership liabilities that such Partner is considered to assume or take subject to.

(ii)   Each Partner's Capital Account shall be decreased by the amount of cash and the 704(b) Book Value of any Partnership property distributed to such Partner pursuant to this Agreement, such Partner's share of Losses and any items of loss or deduction that are specially allocated to such Partner pursuant to Section 8.6A, and the amount of any liabilities of such Partner that the Partnership is considered to assume or take subject to.

(iii)   In the event any interest in the Partnership is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

(iv)   It is the intention of the Partners that the Capital Accounts of the Partners be maintained in accordance with IRC Section 704(b) and the Regulations thereunder, and this definition of "Capital Account" shall be interpreted consistently therewith.   In furtherance of the foregoing, and for the avoidance of doubt, a Partner's Capital Account shall not be adjusted by allocations to such Partner of Net Income or Net Loss or any other income or loss of the Partnership as computed on the basis of GAAP.

(v)   If the Managing Partner determines that it is necessary or appropriate to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with IRC Section 704(b) or the Regulations thereunder, or to give effect to the respective economic rights and obligations of the Partners as set forth in this Agreement, the Managing Partner may make such modification.

"Capital Contribution" means, with respect to each General Partner, Limited Partner and Subordinated Limited Partner, the total amount of cash or property (including the proceeds of

any loans made by the Partnership to such Partner), contributed as equity to the Partnership by such Partner pursuant to the terms of this Agreement, as adjusted to include the amount of any allocated Net Income retained by the Partnership pursuant to Section 8.2A(i)(e)(2) and credited as a Capital Contribution of such Partner, and as further adjusted to take into account the amount of all Net Loss allocated to the account of such Partner and any withdrawal or return of any part of such Partner's Capital Contribution in accordance with this Agreement. The Capital Contributions of the General Partners, Limited Partners and Subordinated Limited Partners shall be reflected in the books and records of the Partnership. For clarity, in no circumstances will a Service Partner or Profits Interest Holder, in such capacity, have a Capital Contribution.

"Certificate of Limited Partnership" means the document, as amended or restated from time to time, filed as a certificate of limited partnership under the Missouri Limited Partnership Act.

"Claim" shall have the meaning set forth in Section 10.2.

"Covered Person" shall have the meaning set forth in Section 10.2.

"Dispute" shall have the meaning set forth in Section 11.1A.

"EDJ" shall have the meaning set forth in Section 2.3.

"Enterprise Leadership Team" shall have the meaning set forth in Section 4.4A.

"Event of Withdrawal" means, as to a General Partner, the occurrence of death, adjudication of mental incompetence, bankruptcy, dissolution, or voluntary or involuntary withdrawal or removal from the Partnership or any other event of withdrawal set forth in the Missouri Limited Partnership Act.

"Exclusive Venues" shall have the meaning set forth in Section 11.2.

"Executive Officers" shall have the meaning set forth in Section 4.4A.

"FINRA" means the Financial Industry Regulatory Authority, any successor agency, and where applicable, any predecessor agency, such as the National Association of Securities Dealers, Inc. or NASD.

"Fiscal Month" means the monthly accounting period used to prepare the Partnership's monthly financial statements.

"Fiscal Year" shall have the meaning set forth in Section 9.4.

"Frozen Appreciation Amount" means a General Partner's share of the unrealized appreciation of certain real estate (the "Real Estate") owned by EDJ Leasing Co., L.P., on the date such General Partner contributed the general partnership interest of such General Partner in EDJ Leasing Co., L.P., to the Partnership. The Frozen Appreciation Amount shall be maintained in the books and the records of the Partnership. The Real Estate currently consists of the land and improvements as shown on the books and records of the Partnership. Each year, as of December 31, if in the opinion of the Managing Partner there has been a material diminution in the value of

the Real Estate, the Partnership shall appraise (to the extent not previously sold) the Real Estate and the shares of unrealized appreciation shall be appropriately and proportionately adjusted for each General Partner on the books of the Partnership. The unrealized appreciation per each separate tract of Real Estate as set forth on the books of the Partnership may never exceed the amount used in making the original calculation even if a given appraised value later exceeds such amount. When, as and if a given tract of Real Estate is sold, the unrealized appreciation then attributable to such tract of Real Estate shall no longer be included in the calculation of the Frozen Appreciation Amount on the books of the Partnership.

"GAAP" means United States generally accepted accounting principles, consistently applied.

"General Partner" means a Person whose name is set forth in the books and records of the Partnership as being a General Partner, and any other Person who becomes a General Partner of the Partnership as provided herein.

"General Partner's Adjusted Capital Contribution" means, with respect to each General Partner, the Capital Contribution of the General Partner plus all Net Income thereafter allocated to the account of the General Partner minus (a) all Net Loss thereafter allocated to the account of the General Partner, and (b) any cash or property thereafter distributed to (or for the benefit of) the General Partner. Payments of guaranteed payments or expenses to a General Partner by the Partnership shall not affect such General Partner's Adjusted Capital Contribution. The adjustments described in this definition are without duplication of the adjustments described in the definition of Capital Contribution.

"General Partner Interest" means a General Partner's entire ownership interest in the Partnership.

"General Partner Percentage" means a percentage determined by dividing a General Partner's Adjusted Capital Contribution by the aggregate of all of the General Partner's Adjusted Capital Contributions.

"Grantors" shall have the meaning set forth in Section 12.13.

"IRC" means the Internal Revenue Code of 1986, as amended from time to time.

"Joint Venture" means, with respect to one or more natural persons associated with EDJ, a joint venture by and between EDJ and such associated person(s) that is formed and operated pursuant to a Joint Venture Agreement entered into by and between EDJ and such associated person(s), under which EDJ and such associated person(s) jointly engage in the business of providing securities and brokerage services, investment advisory services, insurance services, and any other service that may be offered by EDJ now or in the future to clients of EDJ.

"JV Financial Advisor" means a natural person associated with EDJ who is or becomes a party to a Joint Venture.

"Limited Partner" means a Person whose name is set forth in the books and records of the Partnership as being a Limited Partner, and any other Person who becomes a Limited Partner of the Partnership as provided herein.

"Loan Limitation Amount" shall have the meaning set forth in Section 4.4C.

"Managing Partner" shall have the meaning set forth in Section 4.1B.

"Mandatory Withdrawal Amount" shall have the meaning set forth in Section 6.2.

"Mandatory Withdrawal Notice" shall have the meaning set forth in Section 6.2.

"Missouri Limited Partnership Act" means the Missouri Revised Uniform Limited Partnership Act, as amended from time to time.

"Missouri Partnership Act" means the Missouri Uniform Partnership Law, as amended from time to time.

"Net Income or Net Loss" means, with respect to any fiscal period, the net income or the net loss plus, if applicable, the other comprehensive income or the other comprehensive loss of the Partnership, in each case, determined in accordance with GAAP modified to exclude the application of the Financial Accounting Standards Board Accounting Standards Codification No. 480.

"Notice" means a writing, containing the information required by this Agreement to be communicated to a Partner: (i) delivered personally to the Partner, (ii) placed in the Partnership's intra office mail delivery system addressed to the Partner's office at the Partnership, (iii) sent by facsimile transmission addressed to the Partner's office at the Partnership, (iv) if sent from the United States, mailed by first class U.S. mail addressed to the Partner's office at the Partnership or last known home residence as shown on the books of the Partnership, (v) if sent from a country other than the United States, mailed by class of mail comparable to first class United States mail addressed to the Partner's office at the Partnership or last known home residence as shown on the books of the Partnership, (vi) sent by e-mail to the Partner's Partnership e-mail address or (vii) delivered to a private express package delivery service addressed to the Partner's office at the Partnership or last known home residence as shown on the books of the Partnership; if to the Partnership to the General Counsel or the Chief Financial Officer by either (i) first class U.S. mail or, if mailed outside the United States mailed by class of mail comparable to first class United States mail; or (ii) commercial overnight or private express package delivery service.

"Notional Capital Contribution" means, with respect to a Profits Interest, a dollar amount designated for an individual calendar year of such Profits Interest, as determined in the discretion of the Managing Partner and set forth in the Profits Interest Subscription Agreement pursuant to which such Profits Interest is issued. For clarity, in no circumstances at or following the issuance of a Profits Interests will the Notional Capital Contribution designated with respect to such Profits Interest be treated in whole or in part as a Capital Contribution (with respect to any Limited Partner or Subordinated Limited Partner) or an Adjusted Capital Contribution (with respect to any General Partner) nor shall any such Notional Capital Contribution be credited to or otherwise construed as forming a part of any Partner's Capital Account.

"Partner" means any General Partner, Limited Partner, Subordinated Limited Partner, Service Partner or Profits Interest Holder.

"Partnership" means the limited partnership (originally formed as a limited partnership which is now registered as a registered limited liability limited partnership) continued by this Agreement by the parties hereto, as said limited partnership may from time to time be constituted.

"Party" shall have the meaning set forth in Section 11.1A.

"Person" means a natural person, partnership, limited partnership (domestic or foreign), limited liability partnership, limited liability limited partnership, limited liability company, trust, estate, association or corporation.

"Premium" shall have the meaning set forth in Section 8.4D.

"Proceeds of Liquidation" shall have the meaning set forth in Section 8.2B(i).

"Profits Interest" means, with respect to a Profits Interest Holder, a limited partnership profits interest in the Partnership, which shall represent, for an individual calendar year of such Profits Interest, a right to allocations and distributions of Net Income in amounts calculated based on the applicable Notional Capital Contribution, and to allocations of Profits, Losses and items of income, gain, loss and deduction of the Partnership, in each case, as determined under this Agreement.

"Profits Interest For Tax Purposes" means a "profits interest," as that term is used in IRS Revenue Procedures 93-27 and 2001-43, or, to the extent superseded by proposed regulations referenced in IRS Notice 2005-43 or by any other duly issued superseding rules, then as the term is described therein. For purposes of this definition, following the promulgation, if any, of final regulations and guidance by the Treasury Department and Internal Revenue Service regarding the tax consequences associated with partnership interests issued in connection with the performance of services, the Partnership is authorized and directed, at the discretion of the Managing Partner, to elect to have the liquidation value safe harbor contemplated by Proposed Regulations Section 1.83-3(*l*), and by the revenue procedure contemplated by IRS Notice 2005-43, to apply irrevocably with respect to the Partnership.

"Profits Interest Holder" means a Person whose name is set forth in the books and records of the Partnership as being a Profits Interest Holder, and any other Person who becomes a Profits Interest Holder of the Partnership as provided herein.

"Profits Interest Subscription Agreement" shall have the meaning set forth in Section 3.4C.

"Reduced Amount" shall have the meaning set forth in Section 8.1A(iv).

"Regulations" shall mean the final and temporary Income Tax Regulations promulgated under the IRC, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Requested Withdrawal Amount" shall have the meaning set forth in Section 6.1B.

"Retiring Interest" shall have the meaning set forth in Section 6.6.

"Revised Partnership Audit Procedures" means the provisions of Subchapter C of Subtitle A, in chapter 63 of the IRC, as amended by P.L.114-74, the Bipartisan Budget Act of 2015 (together with any subsequent amendments thereto, Regulations promulgated thereunder, and published administrative interpretations thereof) or any similar procedures established by a state or local taxing authority.

"Sale" shall have the meaning set forth in Section 8.4A.

"Service Partner" means a Person whose name is set forth in the books and records of the Partnership as being a Service Partner, and any other Person who becomes a Service Partner of the Partnership as provided herein.

"Service Partner Net Income Allocation Policy" means such policy of the Partnership setting forth the terms and conditions upon which Service Partners may receive an allocation of Net Income to offset specified marginal costs incurred by Service Partners related to the Service Partner Distribution Policy to achieve the intended economics for all partner classes, as such policy may be adopted or amended from time to time.

"Service Partner Distribution Policy" means such policy or policies of the Partnership or any of its Affiliates setting forth the terms and conditions upon which certain amounts determined by reference to, and dependent upon, the profitability of the Partnership shall be distributable to the Service Partners, as such policy or policies may be adopted or amended from time to time.

"Service Partner Documents" shall have the meaning set forth in Section 3.9A.

"Service Partner Interest" means, in respect of each Service Partner, all of the rights of such Service Partner (in such capacity) under this Agreement, the Missouri Limited Partnership Act, and the Missouri Partnership Act, including the rights of such Service Partner under this Agreement to allocations of Net Income pursuant to the Service Partner Net Income Allocation Policy, distributions pursuant to the Service Partner Distribution Policy and allocations of Profits, Losses and items of income, gain, loss and deduction of the Partnership.

"Subordinated Limited Partner" means a Person whose name is set forth in the books and records of the Partnership as being a Subordinated Limited Partner, and any other Person who becomes a Subordinated Limited Partner of the Partnership as provided herein.

"Terminating Redemption" shall have the meaning set forth in Section 6.11A.

"Total Notional Capital Contribution" means, with respect to a Profits Interest Holder, for any calendar year, the sum of the Notional Capital Contributions of all Profits Interests held by such Profits Interest Holder for such calendar year.

"Trusts" shall have the meaning set forth in Section 12.13.

"Valuation Date" means the last day of each Fiscal Month.

"Voluntary Withdrawal Notice" shall have the meaning set forth in Section 6.1B.

ARTICLE TWO
CONTINUATION, NAME AND OFFICE, PURPOSES,
TERM AND DISSOLUTION,
REGISTERED AGENT,
AMENDMENT TO CERTIFICATE OF LIMITED PARTNERSHIP

2.1   Continuation.

The parties hereto hereby continue the Partnership as a registered limited liability limited partnership pursuant to the provisions of the Missouri Limited Partnership Act and the Missouri Partnership Act.

2.2   Name, Place of Business and Office.

The Partnership shall be conducted under the name of "The Jones Financial Companies, L.L.L.P.". The principal office and place of business shall be 12555 Manchester Road, Des Peres, Missouri 63131. The General Partners may at any time change the location of such principal office. Notice of any such change shall be given to the Partners on or before the date of any such change.

2.3   Purposes.

The purposes of the Partnership shall be to act as a limited partner in Edward D. Jones & Co., L.P. ("EDJ"), to act as a general partner, limited partner, guarantor, stockholder, member or holding partnership for any other limited partnership, general partnership, limited liability partnership, limited liability limited partnership, limited liability company, corporation or other entity and to engage in such other activities as may be approved by the General Partners.

2.4   Term and Dissolution.

A.   The Partnership shall continue in full force and effect until December 31, 2199, or until dissolution prior thereto upon the happening of any of the following events:

(i)   the sale of all of the assets of the Partnership;

(ii)   an Event of Withdrawal of a General Partner if no General Partner remains; or

(iii)   the dissolution of the Partnership by a vote of the General Partners holding a majority of the voting power of all the General Partners.

B.   Upon dissolution of the Partnership, the General Partners shall cause the cancellation of the Partnership's Certificate of Limited Partnership, liquidate the Partnership's assets and apply and distribute the proceeds thereof in accordance with Section 8.2B hereof.

2.5   Registered Office and Agent.

The name and address of the Registered Agent and Registered Office for service of process on the Partnership are as set forth in the Certificate of Limited Partnership.

2.6   Amendment to Certificate of Limited Partnership.

The Certificate of Limited Partnership shall be amended within thirty days of the admission or withdrawal of a General Partner.

ARTICLE THREE
PARTNERS, CAPITAL AND JV FINANCIAL ADVISORS

3.1   General Partners.

A.   The name, last known mailing address and current Capital Contribution and the General Partner's Adjusted Capital Contribution of each General Partner are reflected in the books and records of the Partnership.

B.   Any General Partner, in addition to being a General Partner, may also become a Limited Partner, a Subordinated Limited Partner, a Profits Interest Holder and/or a Service Partner by complying with the provisions of Sections 3.4 or 3.9 hereof, as applicable. In such event, said General Partner shall have all the rights and powers and be subject to all the restrictions of a General Partner, except that, in respect to such Partner's Capital Contribution as a Limited Partner or a Subordinated Limited Partner, as the case may be, such Partner shall have the rights against the other Partners which such Partner would have had if such Partner were not also a General Partner.

C.   From time to time, the Managing Partner may require one or more General Partners to adjust their Capital Contributions as provided in Section 4.1B. Such adjusted Capital Contributions shall be made in such amount and manner and at such time as determined by the Managing Partner and the General Partner Percentages shall be appropriately adjusted. All such changes shall be reflected in the books and records of the Partnership.

3.2   Admission of Additional General Partners.

A.   The Managing Partner may at any time designate additional General Partners with such interest in the Partnership as the Managing Partner and such additional General Partners may agree upon. The additional General Partner shall make Capital Contributions to the Partnership in such manner and at such time as determined by the Managing Partner and the General Partner Percentages shall be appropriately adjusted. All such changes shall be reflected in the books and records of the Partnership. The Managing Partner may admit additional General Partners to the Partnership at any time without the consent of any current Partner.

B.   Each additional General Partner shall agree, as a condition to becoming an additional General Partner, to be bound by the terms and provisions of this Agreement

11

and any other agreement (including cash subordination agreements) as deemed appropriate by the Managing Partner.

3.3   Limited Partners and Payments to Limited Partners.

A.   There shall be three classes of limited partners, namely, Limited Partners, Subordinated Limited Partners and Profits Interest Holders. The name, last known mailing address, current Capital Contribution of each Limited Partner and Subordinated Limited Partner, and current Total Notional Capital Contribution of each Profits Interest Holder are reflected in the books and records of the Partnership.

B.   Each Limited Partner shall be paid 7-½ % per annum, on the principal amount of such Limited Partner's Capital Contribution. Such payments shall be made yearly or more frequently, as determined by the Managing Partner. All such payments shall be treated as guaranteed payments.

3.4   Admission of Limited Partners, Subordinated Limited Partners and Profits Interest Holders.

A.   The Managing Partner is authorized to admit to the Partnership limited partners who may be admitted as Limited Partners, as Subordinated Limited Partners or as Profits Interest Holders, at the discretion of the Managing Partner.

B.   The Capital Contributions of the Limited Partners and the Subordinated Limited Partners shall be made in such manner and at such time as determined by the Managing Partner. All such changes shall be reflected in the books and records of the Partnership.

C.   A Profits Interest Holder (in such capacity) shall not have a Capital Contribution nor any obligation to make payment of any Capital Contribution. A Profits Interest Holder shall be issued one or more Profits Interests in connection with such Profits Interest Holder's admission to the Partnership and at such other times as determined at the discretion of the Managing Partner. Each such issuance shall made pursuant to a profits interest subscription agreement executed by such Profits Interest Holder and accepted by the Partnership, which agreement shall set forth such terms and conditions as deemed appropriate by the Managing Partner with respect to such Profits Interest (each such agreement, a "Profits Interest Subscription Agreement"). As a condition to being admitted to the Partnership as a Profits Interest Holder and to being issued a Profits Interest, an individual shall be required (i) to perform services for , on behalf of, or for the benefit of the Partnership, whether in a capacity as a Partner, a JV Financial Advisor or an employee of EDJ; (ii) to be, or be admitted as, a Limited Partner or a Subordinated Limited Partner; and (iii) to comply with such other terms and conditions as set forth in this Agreement and in the Profits Interest Subscription Agreement with respect to such Profits Interest. Each Profits Interest of a Profits Interest Holder is intended to constitute a Profits Interest For Tax Purposes.

D.   Each Limited Partner, Subordinated Limited Partner and Profits Interest Holder shall agree, as a condition to becoming a Limited Partner, Subordinated Limited

Partner or Profits Interest Holder, as the case may be, to be bound by the terms and provisions of this Agreement and any other agreements (including cash subordination agreements) as deemed appropriate by the Managing Partner.

3.5   Partnership Capital.

A.   The total capital of the Partnership shall be the aggregate amount of the Capital Contributions of the General Partners, Limited Partners and Subordinated Limited Partners as provided for herein.

B.   Except as provided herein, or as otherwise determined by the Managing Partner, no Partner shall be paid interest on any Capital Contribution to the Partnership.

C.   Except as otherwise provided herein, prior to dissolution of the Partnership, no General Partner, Limited Partner or Subordinated Limited Partner shall have the right to demand the return of such Partner's Capital Contribution. No such Partner shall have the right to demand and receive property other than cash in return for such Partner's Capital Contribution.

D.   The General Partners shall have no personal liability for the repayment of the Capital Contribution of any Limited Partner or Subordinated Limited Partner.

3.6   Liability of Limited Partners, Subordinated Limited Partners and Profits Interest Holders.

Except as otherwise provided in this Agreement, a Limited Partner and a Subordinated Limited Partner shall only be liable to make the payment of the Capital Contribution of such Limited Partner or such Subordinated Limited Partner, as the case may be. Except as provided in this Agreement or in the Missouri Limited Partnership Act, no Limited Partner, Subordinated Limited Partner or Profits Interest Holder shall be liable for any obligations of the Partnership. After the Capital Contribution of a Limited Partner or a Subordinated Limited Partner shall be paid to the Partnership, such Limited Partner or Subordinated Limited Partner, as the case may be, shall not be required to make any further Capital Contribution or lend any funds to the Partnership, except as otherwise provided in this Agreement.

3.7   Participation in Partnership Business by Limited Partners, Subordinated Limited Partners and Profits Interest Holders.

No Limited Partner, Subordinated Limited Partner or Profits Interest Holder (in each case, except one who may also be a General Partner, and then only in such General Partner's capacity as a General Partner) shall participate in or have any control over the Partnership business (except as required by law) or shall have any authority or right to act for or bind the Partnership. The Limited Partners, Subordinated Limited Partners and Profits Interest Holders hereby consent to the exercise by the Managing Partner and the General Partners of the powers conferred on them by this Agreement.

3.8   Priority Among Limited Partners, Profits Interest Holders, Service Partners, Subordinated Limited Partners and General Partners.

Priorities as between the Limited Partners, the Profits Interest Holders, the Service Partners, the Subordinated Limited Partners and the General Partners as to distributions are set forth in Article Eight hereof.

3.9   Service Partners and JV Financial Advisors.

A.   The Managing Partner is authorized to admit to the Partnership any individual who is a Partner as a Service Partner. Such individual shall agree, as a condition to becoming and remaining a Service Partner, to be bound by the terms and provisions of such agreements and other documents as deemed appropriate by the Managing Partner (the "Service Partner Documents"). An individual shall cease to be a Service Partner upon the earlier of such time as (i) such individual is no longer a Partner, or (ii) the Partnership or any of its Affiliates, as applicable, or such individual terminates the Service Partner Documents applicable to such individual; provided, however, that notwithstanding anything to the contrary in this Agreement or the Service Partner Documents, the Managing Partner may cause any individual to cease to be a Service Partner effective as of any time, and, from and after such effective time, such individual shall cease to be a Service Partner for all purposes of this Agreement.

B.   Notwithstanding anything in this Agreement to the contrary, Section 3.6, Section 3.7, Article Four (other than Section 4.1B and Section 4.5E therein), Article Five, Article Six (other than Section 6.10 therein), Article Eight (other than Sections 8.1A(iii), 8.2 and 8.6 therein), and Article Ten shall not apply (i) to any Partner in such Partner's capacity as a Service Partner or (ii) to any portion of the ownership interest of such Partner, as the case may be, in the Partnership, to the extent such ownership interest is attributable to the Service Partner Interest of such Partner.

C.   Except as otherwise provided in this Agreement, the Missouri Limited Partnership Act, or the Missouri Partnership Act, no Service Partner in such capacity shall be liable for the obligations of the Partnership. No Service Partner in such capacity shall have any personal liability for the repayment of the Capital Contribution of any General Partner, Limited Partner or Subordinated Limited Partner.

D.   Each Service Partner shall devote the entire time, energy, skill, and ability of such Service Partner to the duties of performing services for, on behalf of, or for the benefit of the Partnership. Each Service Partner agrees not to use the name or property of the Partnership or any entity it owns for such Service Partner's own private business or benefit, nor for any purpose whatsoever except those that may be incidental to the performance of services for, on behalf of, or for the benefit of the Partnership, nor shall any Service Partner use the name of the Partnership or any entity it owns for the use or accommodation of any other Person. A Service Partner (in such capacity) shall have no control over the business of the Partnership or any of its Affiliates, shall have no authority or right to act for or bind the Partnership or any of its Affiliates, and shall not incur any obligation in the name of the Partnership or any of its Affiliates, in each case, except as

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otherwise required or permitted pursuant to the policies of the Partnership or any of its Affiliates, as such policies may be adopted or amended from time to time.

E.   If any Service Partner incurs any expenses through usual and ordinary means of performing services for, on behalf of, or for the benefit of the Partnership, then such Service Partner must personally and individually pay, without reimbursement from the Partnership, such expenses, with the intention that the Service Partner should be entitled to deduct the same on such Service Partner's personal income tax return, as permitted by the IRC.

F.   The Service Partner Interest of a Service Partner is intended to constitute a Profits Interest For Tax Purposes.

G.   A Service Partner (in such capacity) may receive a guaranteed payment with respect to a fiscal period of the Partnership for such Service Partner's services during such fiscal period.

H.   In the event that a Service Partner (in such capacity) has any financial obligation to the Partnership or any Affiliate of the Partnership, the Partnership may withhold from any distribution or payment that would otherwise be made by the Partnership to such Service Partner (in any capacity) and apply such withheld amount toward the satisfaction of such financial obligation. Any amount so withheld and applied in respect of such Service Partner shall be considered for all purposes of this Agreement as having been distributed or paid, as the case may be, to such Service Partner and thereupon remitted by such Service Partner to the Partnership or Affiliate of the Partnership, as the case may be, toward the satisfaction of the applicable financial obligation.

I.   Notwithstanding anything to the contrary in this Agreement or any of the Service Partner Documents, with respect to any Service Partner who is a JV Financial Advisor, such Service Partner shall not provide to clients of EDJ any securities or brokerage services, investment advisory services, insurance services, or any other service that may be offered by EDJ now or in the future to clients of EDJ in such Service Partner's capacity as a Service Partner; rather, such Service Partner shall provide any such services solely in such Service Partner's capacity as a natural person associated with EDJ and as a JV Financial Advisor, through the Joint Venture pursuant to the Joint Venture Agreement and any related documents, subject in all respects to the supervision and control of EDJ pursuant to its obligations under applicable federal and state securities laws, and the rules of any exchange or registered securities association of which it is a member (as those terms are defined in the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act")).

ARTICLE FOUR
RIGHTS, POWERS AND DUTIES OF THE GENERAL PARTNERS

4.1   Authorized Acts; Management and Control.

A.   Subject to the other provisions set forth below, the General Partners have the exclusive right to manage the business of the Partnership and are hereby authorized to take any action (including, but not limited to, the acts authorized by Section 4.1C below) of

any kind and to do anything and everything in accordance with the provisions of this Agreement. No General Partner shall have the power to bind the Partnership or to act on behalf of the Partnership in contract matters (including, without limitation, the buying or selling of stock, securities or commodities, the incurrence or guaranteeing of any debt or other obligation or the pledging any property of the Partnership) unless expressly authorized in writing by the Managing Partner or Enterprise Leadership Team.

B.   The Partnership shall have a managing Partner as determined in accordance with Section 4.4 (the "Managing Partner"). The Managing Partner shall serve as Chairman of the Enterprise Leadership Team. The Managing Partner shall have the absolute right (subject to Section 4.4C hereof) to manage the business of the Partnership on behalf of the General Partners and is hereby authorized to take on behalf of the Partnership and the General Partners any action (including, but not limited to, the acts authorized by Section 4.1C below) of any kind and to do anything and everything in accordance with the provisions of this Agreement. The Managing Partner shall have all the rights, powers and duties usually vested in the managing partner of a partnership including the administration of the Partnership's business and the determination of the Partnership's business policies and shall control the management and conduct of all of the business transacted by the Partnership. In particular, but not in limitation of the foregoing, the Managing Partner for, in the name and on behalf of, the Partnership and the General Partners is hereby specifically authorized (i) to admit to the Partnership any Partner; (ii) to dismiss (in accordance with Section 6.2 hereof) from the Partnership any Partner; (iii) to determine the General Partner's Adjusted Capital Contribution (and the related General Partner Percentage) that each General Partner (including the Managing Partner) shall be entitled to maintain and require an increase or decrease of the same by such General Partner; (iv) to determine the guaranteed payment (described in Section 4.5A hereof) to be paid to each General Partner (which guaranteed payment shall be set forth on a list to be maintained in the Managing Partner's office which list shall be available for inspection by the General Partners), and to determine the guaranteed payment (described in Section 3.9G hereof) to be paid to each Service Partner; (v) to determine the amount, if any, of bonus compensation (in addition to the funds provided for in Section 8.1A(v), as applicable) to be paid to one or more General Partners, Limited Partners or Subordinated Limited Partners to assist such Partner(s) in maintaining or making initial or additional Capital Contributions to the Partnership, provided, however, such aggregate bonus compensation in any calendar year shall not exceed $3,000,000; (vi) to determine the amount, if any, of the Capital Contribution that each General Partner, Limited Partner or Subordinated Limited Partner shall be entitled to maintain; (vii) to determine all amounts, if any, to be distributed to the Limited Partners and the Subordinated Limited Partners pursuant to Section 8.5 hereof; (viii) to convey title to any assets of the Partnership; (ix) to execute all documents (including, but not limited to, any loan documents or guarantees) on behalf of the Partnership; and (x) to sign on behalf of the Partnership and each of its Partners, all documents and forms required by (A) any domestic or foreign jurisdiction where the Partnership is engaged in business so as to qualify as a registered limited liability limited partnership or comparable entity and (B) any governmental agency requiring the Partnership to appoint a registered agent and/or office for service of process in such jurisdictions.

C.   Subject to the provisions hereof, including Section 4.1A, the General Partners for, in the name and on behalf of, the Partnership are hereby authorized to take any

and all actions, and to engage in any kind of activity and to perform and carry out all functions of any kind necessary to, or in connection with, the business of the Partnership (including but not limited to): (i) executing any instruments on behalf of the Partnership; (ii) acquiring or selling assets of the Partnership; (iii) entering into loans or guarantees in connection with the business of the Partnership; (iv) acting as a partner or shareholder of, or adviser to, any other organization; (v) contributing capital, as a limited partner or as a general partner, or purchasing other securities in or otherwise investing in EDJ or any other limited partnership, general partnership, corporation or other entity and taking all actions required as a partner, shareholder or investor in any such entity.

D. The Managing Partner may delegate to any General Partner the authority from time to time to execute documents or otherwise exercise the authority of the Managing Partner, but such authority shall not include the authority to increase the capital or change the business policies of the Partnership unless such authority is expressly and specifically granted in writing to such General Partner.

E. Whenever authority is herein conferred upon the Managing Partner or the General Partners, any person, other than a General Partner, dealing with the Partnership may rely conclusively upon the authority and signature of the Managing Partner or any other General Partner to exercise such authority without determining that such Managing Partner or such General Partner is acting with the approval of the other General Partners. In addition, third parties dealing with the Partnership may rely upon the certification of the Managing Partner or any other General Partner as to the continued existence of the Partnership, the identity of its current Partners and the authority of any Partner to execute any document.

4.2 Restrictions on Authority of the Managing Partner and Enterprise Leadership Team.

A. In the event that a meeting of General Partners is called by the General Partners in accordance with Section 5.1 hereof to vote upon the removal of the Managing Partner or an Enterprise Leadership Team member, neither the Managing Partner nor the Enterprise Leadership Team shall from the time of notice of such meeting until after adjournment thereof: (i) change the General Partner's Adjusted Capital Contributions (and related General Partner Percentages) of any General Partner or (ii) admit or dismiss any General Partner as a Partner.

B. Without the approval of the Enterprise Leadership Team, the Managing Partner shall not take any of the actions specified below; provided, however, that the Enterprise Leadership Team may not grant such approval at any time when the Enterprise Leadership Team includes less than five (5) additional General Partners:

(i) approve, effect or cause a Sale of all or substantially all of the Partnership's assets in a single transaction or series of related transactions;

(ii) terminate, dissolve or wind-up the Partnership;

(iii) approve, in a single or series of related transactions: (1) a merger or consolidation of the Partnership with or into another Person; (2) the acquisition by the

Partnership of another business (either by asset, stock or interest purchase) or any equity of another entity; or (3) the admissions of a group of General Partners, in each case, which would result in the General Partners immediately prior to such transaction(s) subsequently holding less than a majority of the voting power of the Partnership;

(iv)   change the entity form of the Partnership from a partnership to a corporation or other form of entity;

(v)   change the principal business of the Partnership;

(vi)   (1) apply for or consent to the appointment of a receiver, trustee, custodian or liquidator of the Partnership or of all or a substantial part of the assets of the Partnership, (2) admit in writing the Partnership's inability to pay its debts as they become due, (3) make a general assignment for the benefit of creditors, (4) have an order for relief entered against the Partnership under applicable federal bankruptcy law, or (5) file a voluntary petition in bankruptcy or a petition or an answer seeking reorganization or an arrangement with creditors or taking advantage of any insolvency law or any answer admitting the material allegations of a petition filed against the Partnership in any bankruptcy, reorganization or insolvency proceeding;

(vii)   amend this Section of this Agreement;

(viii)   enter into a binding commitment to do any of the foregoing; or

(ix)   approve any loan from the Partnership to any General Partner if such loan would result in total loans from the Partnership to General Partners in excess of the Loan Limitation Amount, approved by the Enterprise Leadership Team, as such amount is determined from time to time.

C.   In addition to any amendments otherwise authorized herein, amendments may be made to this Agreement from time to time by the Managing Partner, without the consent of the Partners or the Enterprise Leadership Team, (i) to cure any ambiguity or to correct or supplement any provision herein or therein which may be inconsistent with any other provision herein or therein, as the case may be, or (ii) to delete or add any provisions of this Agreement required to be so deleted or added by federal, state or local law or by the Securities and Exchange Commission, the Internal Revenue Service, or other Federal agency or by a state securities or "blue sky" commissioner or other similar official.

4.3   Removal or Dismissal of Certain Partners.

The Managing Partner may be removed from such office and any General Partner may be dismissed as a General Partner (in accordance with Section 6.2 hereof) by a vote of General Partners holding a majority of the General Partner Percentages in the Partnership.

4.4   Enterprise Leadership Team.

A.   A committee known as the Enterprise Leadership Team (the "Enterprise Leadership Team") is hereby created consisting of the Managing Partner and five (5) to fifteen (15) additional General Partners, the number thereof to be determined from time to

time by the Managing Partner within that range. The Managing Partner shall endeavor to maintain an Enterprise Leadership Team that includes a minimum of five (5) additional General Partners at all times, but in no event shall the Enterprise Leadership Team include less than two (2) additional General Partners. Notwithstanding the foregoing, and except as otherwise provided in Section 4.4H hereof, in the event that the Enterprise Leadership Team includes less than five (5) additional General Partners, the Managing Partner shall appoint additional General Partners to the Enterprise Leadership Team within sixty (60) days such that the Enterprise Leadership Team includes no less than five (5) additional General Partners. The members of the Enterprise Leadership Team shall comprise the executive officers of the Partnership ("Executive Officers"). There shall be maintained in the office of the General Counsel of the Partnership a list, certified by the Managing Partner as being true and correct, of the General Partners who, in addition to the Managing Partner, constitute the current Enterprise Leadership Team of the Partnership. Among the purposes of the Enterprise Leadership Team is to provide counsel and advice to the Managing Partner in discharging the Managing Partner's functions.

B.   Each member of the Enterprise Leadership Team shall have one vote.

C.   Upon the majority vote of the Enterprise Leadership Team (not including the Managing Partner), the Enterprise Leadership Team may authorize the Managing Partner to cause the Partnership to make loans to Partners to finance capital contributions in an aggregate amount specified by the Enterprise Leadership Team ("Loan Limitation Amount") or override any determination made by the Managing Partner as to (i) the General Partner's Adjusted Capital Contribution (and the related General Partner Percentage) that each General Partner (including the Managing Partner) shall be entitled to maintain, (ii) the admission of a new General Partner and (iii) the dismissal of a General Partner.

D.   Upon the majority vote of the Enterprise Leadership Team (not including the Managing Partner), the Managing Partner may be removed from the office as the Managing Partner.

E.   At any time during which there is no Managing Partner the Enterprise Leadership Team shall succeed to all of the powers and duties of the Managing Partner.

F.   Upon the majority vote of the Enterprise Leadership Team, a new Managing Partner shall be elected whenever the office of the Managing Partner is vacant. Such vote shall be taken within two (2) weeks after such office becomes vacant.

G.   If the Enterprise Leadership Team believes that the office of the Managing Partner may become vacant, for any reason whatsoever, including, but not limited, to retirement or resignation of the current Managing Partner, then the Enterprise Leadership Team may establish procedures (as it shall determine appropriate, in its sole discretion) to review potential candidates and then to choose from such candidates the person to be the new Managing Partner when the office of the Managing Partner becomes vacant.

H.   The Managing Partner shall have the right to appoint and dismiss any member of the Enterprise Leadership Team, subject to Section 4.4J below; provided, however, that in the event that a meeting of the Enterprise Leadership Team is called in

accordance with Section 4.4K hereof to vote upon one or more of the matters set forth in Sections 4.4C or 4.4D hereof, from the time Notice is given of such meeting until after adjournment thereof, the Managing Partner shall not have the right to: (i) appoint any member of the Enterprise Leadership Team if the Enterprise Leadership Team includes less than five (5) additional General Partners; (ii) dismiss any member of the Enterprise Leadership Team; or (iii) increase or decrease the number of General Partners on the Enterprise Leadership Team.

I.   By a vote of the General Partners holding a majority of the General Partner Percentages in the Partnership, the General Partners may remove any Enterprise Leadership Team member from such member's position as an Enterprise Leadership Team member and elect in such member's place a new Enterprise Leadership Team member.

J.   If the General Partners remove any Enterprise Leadership Team member from such member's position as an Enterprise Leadership Team member, the Managing Partner may not appoint such removed Enterprise Leadership Team member to the Enterprise Leadership Team for a period of six (6) months thereafter. Any Enterprise Leadership Team member elected to the Enterprise Leadership Team by a vote of the General Partners may not be dismissed as an Enterprise Leadership Team member by the Managing Partner for a period of six (6) months thereafter.

K.   A meeting of the Enterprise Leadership Team shall be held (i) at any time on call of the Managing Partner (or two Enterprise Leadership Team members if the Enterprise Leadership Team is acting as the Managing Partner pursuant to Section 4.4.E. above) after one (1) day's Notice has been delivered to the Enterprise Leadership Team members or (ii) on at least ten (10) days' Notice to the Enterprise Leadership Team members, jointly signed by any two (2) Enterprise Leadership Team members, specifying the date, place, hour and purpose of the meeting.

4.5   Guaranteed Payment; Time and Effort; Independent Activities.

A.   Each General Partner may receive a guaranteed payment for such General Partner's services as determined by the Managing Partner in the Managing Partner's sole discretion.

B.   Each General Partner shall devote the entire time, energy, skill and ability of such General Partner to the duties of operating the Partnership and the entities it owns, either in such General Partner's capacity as a General Partner or in such General Partner's capacity as a Service Partner, as applicable. General Partners shall not engage in outside business activities without the prior written consent of the Managing Partner. Each General Partner agrees not to use the name or property of the Partnership or any entity it owns for such General Partner's own private business, nor for any purpose whatsoever except those that may be incidental to the conduct and management of the Partnership, nor shall any General Partner use the name of the Partnership or any entity it owns for the use or accommodation of any other Person. No General Partner shall incur any obligation in the name of the Partnership or transfer Partnership property except in connection with Partnership business.

C.   Each General Partner shall submit, upon request by the Managing Partner, a copy of any of such General Partner's current personal income tax returns (for any time period during which such Partner was a Partner of the Partnership) for inspection by independent accountants or any General Partner with relevant responsibilities as selected by the Managing Partner. In addition, each General Partner agrees, if requested by the Managing Partner, to have such General Partner's income tax returns prepared by an entity (which could be the Partnership itself or independent accountants) selected by such General Partner and acceptable to the Managing Partner.

D.   Each Partner is expected, and it is regarded as such Partner's duty, to supplement expenses reimbursable to such Partner by the Partnership by additional expenditures of such Partner's personal funds in the furtherance of the Partnership's business, which expenditures such Partner shall be entitled to deduct on the personal income tax return of such Partner, all as permitted by the IRC.

E.   In the event any Partner becomes a party in any lawsuit, arbitration or other similar proceeding, such Partner agrees to notify promptly the Managing Partner of such event.

4.6   Duties and Obligations of the Managing Partner.

A.   The Managing Partner shall prepare (or cause to be prepared) and file such amendments to this Agreement or any certificate of limited partnership or any certificate of limited liability partnership as are required by law or as the Managing Partner deems necessary to cause this Agreement or any certificate of limited partnership or any certificate of limited liability partnership to reflect accurately the agreement of the Partners, the identity of the General Partners, the Limited Partners, the Subordinated Limited Partners, and the Service Partners, and the amounts of any of their respective Capital Contributions, as applicable.

B.   The Managing Partner shall prepare (or cause to be prepared) and file such tax returns and other documents as are required by law or as the Managing Partner deems necessary for the operation of the Partnership. In addition, in the Managing Partner's discretion, the Managing Partner may prepare (or cause to be prepared) and file composite tax returns in various states for all electing non-resident Partners (otherwise not required to file a state income tax return in such state) of those states and cause to be paid out of any funds of such Partner being held by the Partnership the amount of tax attributable to each such non-resident Partner and/or to withhold from distributions of profits, if necessary, all such tax amounts for current and former Partners of the Partnership and if reimbursement for such taxes to the Partnership is needed from a former Partner then each Partner hereby agrees that such Partner will, if such Partner is then a former Partner reimburse the Partnership for such tax and/or if the Partnership currently then holds any funds belonging to such former Partner, then such tax may be offset against such funds being held by the Partnership.

4.7   Dealing with an Affiliate.

The Managing Partner may, in the name of and on behalf of the Partnership, enter into such agreements, contracts or the like with any Affiliate of any General Partner or with any

General Partner, in an independent capacity, as distinguished from such Partner's capacity (if any) as a Partner, to undertake and carry out the business of the Partnership as if such Affiliate or General Partner were an independent contractor; and the Managing Partner may obligate the Partnership to pay reasonable compensation for and on account of any such services.

4.8 General Partners' Responsibility.

Each General Partner shall be responsible and accountable to the Partnership's or any of its Affiliate's clients for the rendering of such General Partner's services. No General Partner, regardless of title or position with the Partnership shall (a) be responsible, liable or accountable to the Partnership's or any of its Affiliate's clients for any other Partner's rendering of services to the Partnership's or any of its Affiliate's clients or (b) have the right or obligation of direct supervision and/or control (except as otherwise mandated by the Securities Exchange Act, the rules and regulations promulgated thereunder and comparable state securities laws and the rules of FINRA and other applicable federal, state or other securities industry self-regulatory organization) of another Partner.

4.9 Responsibilities of Partnership Leaders.

The Partnership's officers, leaders, managers and committees, including, but not limited to, the Managing Partner, any member of the Enterprise Leadership Team (or any other member of any other committee of the Partnership), any chairperson, any departmental manager, and any other departmental or Partnership leader (regardless of title), and the Enterprise Leadership Team (taken as a whole), shall not have, solely by reason of being such an officer or committee or acting (or omitting to act) in such capacity, (a) any responsibility, liability or accountability for any Partner rendering of services to the Partnership's or any of its Affiliate's clients or (b) the right or obligation of direct supervision and control of a Partner.

4.10 Audit Committee.

A. An Audit Committee is hereby created consisting of not less than five (5) members which will include at least one member of the Enterprise Leadership Team other than the Managing Partner and at least one independent member, the number thereof to be determined from time to time by the Managing Partner and the Enterprise Leadership Team (provided that in the event of a reduction in the size of the Audit Committee from the size previously established, the Enterprise Leadership Team shall consent to the dismissal of any member). The Managing Partner shall have the right to appoint and dismiss any member of the Audit Committee in consultation with the Enterprise Leadership Team.

B. The Audit Committee's principal duties and responsibilities are to:

(i) be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Partnership or any of its Affiliates, and ensure each firm reports directly to the Audit Committee;

(ii)   engage independent counsel and other advisers, at the Partnership's expense, as the Audit Committee determines necessary to carry out its duties;

(iii)   discuss the annual audited financial statements and quarterly financial statements with the Chief Financial Officer and the auditor;

(iv)   discuss policies with respect to risk assessment and risk management;

(v)   review with the auditor any audit problems or difficulties and the Enterprise Leadership Team's response;

(vi)   report regularly to the Managing Partner and the Enterprise Leadership Team as appropriate; and

(vii) carry out such other purposes and responsibilities as may be delegated or assigned to the Audit Committee by the Managing Partner.

C.   Each member of the Audit Committee will have "financial literacy" (as defined in the Audit Committee Charter). At least one member of the Audit Committee shall be "independent" (as defined in the Audit Committee Charter) and at least one member of the Committee must have accounting or related financial management expertise and shall be an "audit committee financial expert" (as defined in the Audit Committee Charter).

D.   The Audit Committee shall operate in accordance with an Audit Committee Charter as adopted by the Enterprise Leadership Team and amended or modified from time-to-time.

4.11   Other Committees

In addition to the Enterprise Leadership Team and the Audit Committee, the Managing Partner may establish such other committees as the Managing Partner may determine necessary or advisable in the Managing Partner's discretion to assist and advise the Managing Partner with respect to the operation of the Partnership and the discharge of the Managing Partner's duties hereunder. The Managing Partner may designate one or more Partners and if desired one or more senior staff employees to be members of any such committees, each of which shall operate under the Managing Partner's supervision. The members of any such committee shall serve at the pleasure of the Managing Partner.

ARTICLE FIVE
MEETINGS AND VOTING OF GENERAL PARTNERS

5.1   Meetings of General Partners; Voting at Such Meetings.

A.   A meeting of General Partners shall be held (i) on the call of the Managing Partner after five (5) days' Notice thereof has been delivered to the General Partners, or (ii) on at least ten (10) days' Notice in advance to the General Partners, jointly signed by any number of General Partners holding in the aggregate twenty percent (20%) of the General Partner Percentages, specifying the date, place, hour and purposes of the meeting.

B. Except as otherwise expressly provided, at any meeting of the General Partners, each General Partner shall have voting power equal to such General Partner's General Partner Percentage at the time of the meeting. A quorum for any purpose at any meeting of the General Partners shall exist if General Partners then holding more than 50% of the voting power of all General Partners are present or voting by proxy. Any General Partner may vote on any matter if not present in person, by general or specific written proxy given to another General Partner. No proxy shall be valid after two (2) months from the date of its execution. General Partners may participate in any meeting by means of conference telephone or similar communications equipment whereby all Persons participating in such meeting can hear each other. Participation in a meeting in this manner shall constitute presence in person at the meeting.

C. Unless otherwise permitted by the Managing Partner, the only matters to be voted upon by the General Partners at any meeting of the General Partners shall be those matters set forth in Sections 2.4A(iii), 4.3, 4.4I, 6.2, and 12.12 hereof.

5.2   Percentage of Voting Power for Partnership Decisions.

A. Except as otherwise specifically provided in this Agreement, the affirmative vote of more than 50% of the voting power of all General Partners shall determine all issues at any meeting of the General Partners.

B. Any percentage of voting power of the General Partners required by this Agreement shall relate to the percentage of the total voting power of all General Partners entitled to vote on the issue and not to a percentage of the voting power of the General Partners present at a meeting.

5.3   Robert's Rules to Govern.

Except as otherwise specifically provided in this Agreement, at the discretion of the Managing Partner or as necessary all matters of parliamentary procedure at meetings of the General Partners shall be governed by Robert's Rules of Order Revised. The Managing Partner may appoint a parliamentarian.

5.4   Consent of General Partners in Lieu of a Meeting.

A. Notwithstanding anything to the contrary contained in this Agreement, any action required or permitted by this Agreement to be taken at any meeting of the General Partners may be taken without a meeting, without prior notice and without a vote, if a Notice containing the consent, setting forth the action so taken, shall be provided by General Partners having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of the General Partners.

B. Prompt Notice of the taking of any action pursuant to this Section 5.4 by less than unanimous consent of the General Partners shall be given to those General Partners who have not consented.

ARTICLE SIX
EVENT OF WITHDRAWAL OF A PARTNER

6.1   Voluntary Event of Withdrawal.

A.   Any General Partner shall have the right to retire or voluntarily withdraw from the Partnership upon 30 days prior written notice to the Managing Partner. In the event that there is only one General Partner, such Partner shall give notice to the Limited Partners and the Subordinated Limited Partners of such Partner's intent to withdraw from the Partnership at least 30 days prior to the date of withdrawal.

B.   Any Limited Partner or Subordinated Limited Partner shall have the right to retire or voluntarily withdraw from the Partnership. In the event a Limited Partner or Subordinated Limited Partner desires to withdraw all or any part of such Partner's Capital Contribution, then such Partner shall give written notice (the "Voluntary Withdrawal Notice") to the Managing Partner of the amount of Capital Contribution that such Partner wishes to withdraw from the Partnership (the "Requested Withdrawal Amount").

6.2   Withdrawal Upon Request.

The Managing Partner or any number of General Partners holding in the aggregate a majority of the General Partner Percentages may cause the withdrawal of any Partner from the Partnership. Such withdrawal decision is to be communicated to the Partner (the "Mandatory Withdrawal Notice") and, in the case of a General Partner, Limited Partner or Subordinated Limited Partner, in a reasonable time thereafter the Partnership shall inform such Partner in writing of the total amount of Capital Contribution (Limited Partner or Subordinated Limited Partner) and/or General Partner's Adjusted Capital Contribution withdrawn from the Partnership (the "Mandatory Withdrawal Amount").

6.3   Return of Capital and Redemption of Interest.

A.   In the event of any withdrawal by a General Partner from the Partnership pursuant to Section 6.1 or 6.2 hereof or in the event a General Partner wishes to withdraw some of such General Partner's Capital Contribution as a General Partner, the Managing Partner may determine to have the Partnership redeem all or a portion of the General Partner Interest (including Frozen Appreciation Amount) of the withdrawing General Partner. Any such redemption shall be consummated (retroactively as of the actual date of such General Partner's withdrawal) within 60 days after the actual date of such withdrawal. The price of the General Partner Interest of the withdrawing General Partner that is so redeemed shall be the value (as shown on the books of the Partnership) of such General Partner's Frozen Appreciation Amount plus the value of such General Partner's General Partner's Adjusted Capital Contribution, calculated as of the previous Valuation Date if such withdrawal takes place on or prior to the 15th day of a month or calculated as of the next Valuation Date if such withdrawal takes place on or after the 16th day of a month; provided, that if only a portion of the General Partner Interest of the withdrawing General Partner is so redeemed, the price of such interest (and each such value taken into account in computing such price) shall be calculated based solely in relation to the portion of the General Partner Interest of the withdrawing General Partner that is so redeemed. Goodwill, if any, and the Partnership

name shall not be deemed assets or as having any property value in making the calculation pursuant to the preceding sentence.

B. Unless otherwise determined by the Managing Partner, if any portion of the General Partner Interest (including Frozen Appreciation Amount) of the withdrawing General Partner that is subject to Section 6.3A is not redeemed by the Partnership within such 60 day period described in Section 6.3A, such portion of the General Partner Interest (including Frozen Appreciation Amount) that is subject to Section 6.3A and not redeemed by the Partnership shall be converted (retroactively as of the actual date of the General Partner's withdrawal) so as to become the Capital Contribution of such former General Partner as that of a Subordinated Limited Partner and such General Partner shall thereupon become or continue to remain a Subordinated Limited Partner as to such Capital Contribution.

C. A withdrawing General Partner shall have no right to become a Limited Partner or a Subordinated Limited Partner or to require the conversion of such General Partner's General Partner Interest to the Capital Contribution of a Subordinated Limited Partner. In addition the Managing Partner has the right to cause the Partnership to redeem the Capital Contribution of a Subordinated Limited Partner at any time.

D. In connection with the withdrawal of a General Partner, the General Partner Percentages of the remaining General Partners shall be recalculated (retroactively as of the actual date of such General Partner's withdrawal) on the same relative basis so as to aggregate 100%.

E. In addition, any withdrawing General Partner shall receive (within 75 days after the actual date of withdrawal), without duplication, such General Partner's pro rata share of any cash distributions to which such General Partner is entitled as set forth in Section 8.2A(i)(e) hereof, calculated as of the previous Valuation Date if such withdrawal takes place on or prior to the 15th day of a month or calculated as of the next Valuation Date if such withdrawal takes place on or after the 16th day of a month.

F. In the event of any withdrawal by a Subordinated Limited Partner from the Partnership pursuant to Sections 6.1 or 6.2 hereof, the Subordinated Limited Partner's Requested Withdrawal Amount or Mandatory Withdrawal Amount shall be paid (subject to the provisions of Section 6.7) in six (6) equal installments. The first installment shall be paid no earlier than 90 days from the date on which (a) the Managing Partner receives the Subordinated Limited Partner's Voluntary Withdrawal Notice or (b) the Subordinated Limited Partner receives a Mandatory Withdrawal Notice. The remaining installments shall be paid on the 12th, 24th, 36th, 48th and 60th month anniversary of the first installment payment. In addition, such Subordinated Limited Partner shall receive, without duplication, such Subordinated Limited Partner's pro rata share of any cash distributions to which such Subordinated Limited Partner was entitled as set forth in Section 8.2A(i)(d) hereof, calculated as of the previous Valuation Date if the installment payment occurs on or prior to the 15th day of a month or calculated as of the next Valuation Date if the installment payment occurs on or after the 16th day of a month. Until a Subordinated Limited Partner's Requested Withdrawal Amount or Mandatory Withdrawal Amount is fully returned to such Subordinated Limited Partner, the unreturned portion thereof shall continue for all purposes to be subject to all provisions of this Agreement including, without limitation, Article Eight

and Section 6.7. The Managing Partner, in the Managing Partner's sole discretion, may cause the Partnership to accelerate the return of a Subordinated Limited Partner's Requested Withdrawal Amount or Mandatory Withdrawal Amount or accelerate the payment of any or all installments.

G. In the event of any withdrawal by a Limited Partner from the Partnership pursuant to Sections 6.1 or 6.2 hereof, the Limited Partner's Requested Withdrawal Amount or Mandatory Withdrawal Amount shall be paid (subject to the provisions of Section 6.7) in three (3) equal installments. The first installment shall be paid no earlier than 90 days from the date on which (a) the Managing Partner receives the Limited Partner's Voluntary Withdrawal Notice or (b) the Limited Partner receives a Mandatory Withdrawal Notice. The remaining installments shall be paid on the 1st and 2nd anniversary of the first installment payment. In addition, such Limited Partner shall receive, without duplication, such Limited Partner's pro rata share of any cash distributions to which such Limited Partner was entitled as set forth in Section 8.2A(i)(a) hereof, calculated as of the previous Valuation Date if the installment payment occurs on or prior to the 15th day of a month or calculated as of the next Valuation Date if the installment payment occurs on or after the 16th day of a month. Until a Limited Partner's Requested Withdrawal Amount or Mandatory Withdrawal Amount is fully returned to such Limited Partner, the unreturned portion thereof shall continue for all purposes to be subject to all provisions of this Agreement, including, without limitation, Article Eight and Section 6.7 and such Limited Partner shall continue to receive all sums due such Limited Partner pursuant to Section 3.3B hereof. The Managing Partner, in the Managing Partner's sole discretion, may cause the Partnership to accelerate the return of a Limited Partner's Requested Withdrawal Amount or Mandatory Withdrawal Amount or accelerate the payment of any or all installments.

6.4   Death of a Limited Partner or Subordinated Limited Partner.

In the event of the death of any Limited Partner or any Subordinated Limited Partner, the Capital Contribution of such deceased Limited Partner or Subordinated Limited Partner shall be returned (subject to the provisions of Section 6.7 hereof) to the estate of such deceased Limited Partner or Subordinated Limited Partner within six (6) months after the actual date of death of such Limited Partner or Subordinated Limited Partner, as the case may be. The provisions of Section 6.3F shall not be applicable to the Capital Contribution of a deceased Subordinated Limited Partner and Section 6.3G shall not be applicable to the Capital Contribution of a deceased Limited Partner. In addition such Limited Partner's or Subordinated Limited Partner's estate shall receive (within 75 days after the actual date of death of the Limited Partner or Subordinated Limited Partner) the Limited Partner's or Subordinated Limited Partner's pro rata share of any cash distributions to which such deceased Limited Partner or Subordinated Limited Partner was entitled as set forth in Sections 8.2A(i)(a) or 8.2A(i)(d) hereof, calculated as of the previous Valuation Date if such death takes place on or prior to the 15th day of a month or calculated as of the next Valuation Date if such death takes place on or after the 16th day of a month. Until a deceased Limited Partner's or Subordinated Limited Partner's Capital Contribution is returned to the estate of such deceased Limited Partner or Subordinated Limited Partner, such estate shall continue to receive all sums which would have been due to such deceased Limited Partner or Subordinated Limited Partner pursuant to Section 3.3B hereof. As stated herein, all such payments shall be made to the estate of the deceased Limited Partner or Subordinated Limited Partner unless the Partnership has

received evidence, satisfactory to the Partnership, in its sole discretion, that such payments should be made to some other entity or Person.

6.5   Death or Disability of a General Partner.

A.   In the event of the death of a General Partner, the interest of the deceased General Partner in the Partnership shall terminate as of such date. The Managing Partner may determine to have the Partnership redeem the General Partner Interest (including Frozen Appreciation Amount) of the deceased General Partner. Any such redemption shall be consummated within 60 days after the date of death of such General Partner. The price of the General Partner Interest of the deceased General Partner shall be the value (as shown on the books of the Partnership) of such General Partner's Frozen Appreciation Amount plus the value of such General Partner's General Partner's Adjusted Capital Contribution, calculated as of the previous Valuation Date if such death takes place on or prior to the 15th day of a month or calculated as of the next Valuation Date if such death takes place on or after the 16th day of a month. Goodwill, if any, and the Partnership name shall not be deemed assets or as having any property value in making the foregoing calculation. In addition, without duplication, the estate or other successor in interest of the General Partner shall receive (within 75 days after the date of such General Partner's death) the pro rata share of any cash distributions to which such deceased General Partner was entitled as set forth in Section 8.2A(i)(e) hereof, calculated as of the previous Valuation Date if such death took place on or prior to the 15th day of a month or calculated as of the next Valuation Date if such death took place on or after the 16th day of a month. If the General Partner Interest (including Frozen Appreciation Amount) of the deceased General Partner is not redeemed by the Partnership within such 60 day period, such General Partner Interest shall be converted (as of the date of such General Partner's death) to the Capital Contribution of a Subordinated Limited Partner and shall be redeemed (subject to the provisions of Section 6.7 hereof) by the Partnership within six (6) months thereafter, the specific date to be determined by the Managing Partner. The provisions of Section 6.3F shall not be applicable to the Capital Contribution of such deceased Subordinated Limited Partner. Upon the death of a General Partner, and without regard to whether the General Partner Interest of such General Partner is converted to that of a Subordinated Limited Partner, the General Partner Percentages of the remaining General Partners shall be recalculated (as of the actual date of death) on the same relative basis so as to aggregate 100%. All payments made pursuant to this Section 6.5A shall be made to the estate of the deceased General Partner, unless the Partnership has received evidence, satisfactory to the Partnership, in its sole discretion, that such payments should be made to some other entity or person.

B.   In the event of full or partial disability (as determined in the absolute discretion of the Managing Partner) of a General Partner under age 65 due to illness, accident, or injury, such General Partner shall be entitled to receive such General Partner's normal share of Partnership Net Income notwithstanding such General Partner's inability to perform such General Partner's normal work functions, for a period of up to six (6) full months following the date such General Partner suffered the disability. If the disability continues for a period greater than six (6) months but less than one (1) year, then during such period of time the disabled General Partner shall be entitled to receive one-half (1/2) of such General Partner's normal share of Partnership Net Income. If the disability continues for a period greater than one (1) year in length, then the disabled General Partner must terminate such

General Partner's status as a General Partner, unless otherwise directed by the Managing Partner. In event of termination, the General Partner Interest (including such General Partner's Frozen Appreciation Amount) of the disabled General Partner shall be treated in the same manner as that of a deceased General Partner pursuant to Section 6.5A hereof, provided that all such payments required by this Section 6.5B shall be made to the disabled General Partner.

6.6   General Partner Interest - 56th Birthday.

A General Partner shall not acquire any additional General Partner Interest after the 56th birthday of such General Partner. Such General Partner's General Partner Interest (including such General Partner's Frozen Appreciation Amount) as it exists on the 56th birthday of such General Partner is such General Partner's "Retiring Interest." On the first business day of the calendar year following the year in which a General Partner's 56th birthday falls and on the first business day of each subsequent calendar year, the Partnership shall redeem one-tenth (1/10) of this Retiring Interest, except that, notwithstanding anything to the contrary herein, in any year that a General Partner fully retires, the Partnership shall redeem the remaining Retiring Interest on the date determined within the discretion of the Managing Partner. The price of the Retiring Interest shall be determined in the same manner as set forth in Section 6.5A hereof, with the Valuation Date being each date that a portion of the Retiring Interest is redeemed in accordance with this Section 6.6. Upon redemption by the Partnership, the General Partner Percentages of the remaining General Partners shall be recalculated on the same relative basis so as to aggregate 100%. A General Partner can request that the applicable portion of the Retiring Interest of such General Partner that is otherwise required to be redeemed by the Partnership in a calendar year be converted (as of the first calendar day of the appropriate year) so as to become the Capital Contribution of a Subordinated Limited Partner and if such request is approved by the Managing Partner, then such portion of the Retiring Interest shall be so converted. Notwithstanding any other provisions of this Section to the contrary, the Managing Partner may exempt any General Partner from the application of this Section or modify the terms of the redemption of any Retiring Interest as the Managing Partner deems advisable.

6.7   Restriction on Capital Contribution Return.

It is understood and agreed that the Capital Contributions of the General Partners, Limited Partners and Subordinated Limited Partners to the Partnership will be used, in part, by the Partnership as part of the Partnership's capital contribution to EDJ, a brokerage firm (which is regulated by the Securities and Exchange Commission and FINRA and other regulatory agencies), and that in order for the Partnership to return to any General Partner, Limited Partner or Subordinated Limited Partner the Capital Contribution of such Partner (or any part thereof), the Partnership may have to obtain such funds from EDJ. Therefore, notwithstanding any other provision contained in this Agreement to the contrary, without the written consent of the Managing Partner, no Partner shall have returned to such Partner (under any provision of this Agreement) such Partner's Capital Contribution or such General Partner's General Partner's Adjusted Capital Contribution, if after giving effect thereto, the Partnership or any Affiliate thereof (including, but not limited to, EDJ) would, if such payment had been made directly by EDJ, be in violation of (i) any rule of FINRA, (ii) any rule issued under the Securities Exchange Act, (iii) any agreement (cash subordination or otherwise) which has been entered into by the Partnership or any Affiliate thereof (including, but not limited to, EDJ), (iv) any agreement (including, but not limited to, loan

agreements) which has been entered into by the Partnership or any Affiliate thereof (including, but not limited to, EDJ) or (v) any other law, rule or regulation to which the Partnership or any Affiliate thereof (including, but not limited to, EDJ) is subject. In the event there is returned to any Limited Partner or Subordinated Limited Partner all or any portion of such Partner's Capital Contribution or to any General Partner all or any portion of such General Partner's General Partner's Adjusted Capital Contribution and because of such return the Partnership or any Affiliate thereof (including, but not limited to, EDJ) violated any of the aforementioned rules, agreements or regulations, then such Partner hereby irrevocably agrees (whether or not such Partner had any knowledge or notice of such facts at the time of such return) to repay to the Partnership, its successors or assigns, the sum so returned to such Partner to be held by the Partnership pursuant to the provisions hereof as if such return had never been made; provided, however, that any suit for the recovery of any such return must be commenced within two years of the date of such return.

6.8   Liability of a Withdrawn General Partner.

If on the Event of Withdrawal of a General Partner the business of the Partnership shall continue, the General Partner who shall have withdrawn shall be and remain liable for all obligations and liabilities incurred by such General Partner as a General Partner prior to such Event of Withdrawal, but such General Partner shall be free of any obligation or liability incurred on account of the activities of the Partnership from and after the time of such Event of Withdrawal, except as otherwise provided in this Agreement.

6.9   Effect of Event of Withdrawal.

Upon the withdrawal (by reason of death or otherwise) of a Partner, the Partnership shall not dissolve and the business of the Partnership shall be continued by the remaining General Partners.

6.10   Redemption of Service Partner Interest.

If at any time an individual ceases to be a Service Partner for any reason, the Partnership will be deemed at such time to have redeemed the Service Partner Interest of such individual without any action by the Partnership. Within a reasonable time after such redemption, but in no event later than the sixtieth (60th) day of the calendar year following the year in which such redemption is deemed to occur, the Partnership shall pay to such individual an amount of cash equal to any accrued but unpaid cash distributions that would have otherwise been distributed to such individual in such individual's capacity as a Service Partner pursuant to Section 8.2A(ii) hereof, as calculated through the date of such redemption, subject to the Service Partner Distribution Policy, and, at such time as determined by the Managing Partner, but in no event later than the one hundred eightieth (180th) day of the calendar year following the year in which such redemption is deemed to occur, the Partnership shall pay to such individual an amount of cash equal to any accrued but unpaid cash distributions that would have otherwise been distributed to such individual in such individual's capacity as a Service Partner (or former Service Partner) pursuant to Section 8.2A(i)(c) hereof; provided, however, that the Partnership shall not be required to make any such payments to such individual if the Managing Partner determines in the sole discretion of the Managing Partner, which determination shall be final and binding on such individual, that (i) such individual materially breached the terms of any of the Service Partner Documents to which such individual is or was a party or any policy or procedure of the Partnership or any of its Affiliates, as such policies may be

adopted or amended from time-to-time, (ii) such individual materially breached this Agreement, or (iii) such individual committed any other "bad act" (such as a regulatory violation or other wrongful conduct).

6.11   Redemption of Profits Interests.

A.   The Partnership will be deemed to have redeemed a Profits Interest (and Notional Capital Contribution) of a Profits Interest Holder without any action by the Partnership no later than the end of the last calendar year for which a Notional Capital Contribution is designated pursuant to the terms of the Profits Interest Subscription Agreement (any such redemption with respect to a Profits Interest, a "Terminating Redemption"). Within a reasonable time after a Terminating Redemption of a Profits Interests, but in no event later than the sixtieth (60th) day of the calendar year following the year in which such Terminating Redemption is deemed to occur, the Partnership shall pay to such Profits Interest Holder an amount of cash equal to such Profits Interest Holder's pro rata share of any cash distributions to which such Profits Interest Holder was entitled as set forth in Section 8.2A(i)(b) hereof with respect to such Profits Interest, subject to Section 6.11B.

B.   An individual shall cease to be a Profits Interest Holder upon the earlier of such time as: (i) such individual's death; (ii) such individual ceases to be either a Limited Partner or Subordinated Limited Partner of the Partnership; (iii) the Managing Partner causes such individual to cease to be a Profits Interest Holder for any reason at the discretion of the Managing Partner; or (iv) the Profits Interests of such Profits Interest Holder are redeemed pursuant to a Terminating Redemption, and, at such time, the Profits Interest Holder holds no other Profits Interest and has not executed a Profits Interest Subscription Agreement that is affirmatively accepted by the Partnership pursuant to its terms with respect to any new issuance of a Profits Interest. At any time an individual ceases to be a Profits Interest Holder, the Partnership will be deemed at such time to have redeemed such individual's Aggregate Profits Interest without any action by the Partnership. Within a reasonable time after such redemption, but in no event later than the sixtieth (60th) day of the calendar year following the year in which such redemption is deemed to occur, the Partnership shall pay to such individual (or, if such individual is deceased, such individual's estate) an amount of cash equal to such individual's pro rata share of any cash distributions to which such individual was entitled as set forth in Section 8.2A(i)(b) hereof with respect to such Aggregate Profits Interest, calculated as of the previous Valuation Date if such redemption occurs on or prior to the 15th day of a month or calculated as of the next Valuation Date if such redemption occurs on or after the 16th day of a month: provided, however, that the Partnership shall not be required to make any such payments to such individual (or, if such individual is deceased, such individual's estate) if the Managing Partner determines in the sole discretion of the Managing Partner, which determination shall be final and binding on such individual, that (i) such individual materially breached the terms of any Profits Interest Subscription Agreement(s) to which such individual is or was a party or any policy or procedure of the Partnership or any of its Affiliates, as such policies may be adopted or amended from time-to-time, (ii) such individual materially breached this Agreement, or (iii) such individual committed any other "bad act" (such as a regulatory violation or other wrongful conduct).

ARTICLE SEVEN
TRANSFERABILITY OF PARTNER INTERESTS

7.1   Restrictions on Transfer.

A.   Each Partner agrees that such Partner will not sell, pledge, exchange, transfer or assign such Partner's interest (or any portion thereof) in the Partnership to any Person without the express written consent of the Managing Partner.

B.   Each Limited Partner and Subordinated Limited Partner agrees that they will not sell, exchange, transfer or assign any of their interest in the Partnership unless, if required by the Partnership, the Partnership has received an opinion of counsel, satisfactory to the Partnership, that such transfer or assignment may be effected without registration of the Limited Partner's or the Subordinated Limited Partner's interest, as the case may be, under the Securities Act of 1933 or under any applicable state securities law.

C.   Except as otherwise expressly provided in this Agreement, the death or withdrawal of a Partner shall terminate (as of such date) all such Partner's interest in the Partnership (in any Partner capacity) and neither the estate of a deceased Partner nor any other third party shall become or have any rights as a Partner.

D.   Any sale, exchange, assignment or other transfer in contravention of any of the provisions of this Section 7.1 shall be void and ineffectual and shall not bind or be recognized by the Partnership.

7.2   Substituted Limited Partners.

No Limited Partner, Subordinated Limited Partner or Profits Interest Holder shall have a power to grant the right to become a substituted Limited Partner, Subordinated Limited Partner or Profits Interest Holder to an assignee of any part of the Partnership interest of such Limited Partner, Subordinated Limited Partner or Profits Interest Holder, as the case may be.

ARTICLE EIGHT
DISTRIBUTIONS AND ALLOCATIONS; LIABILITY OF GENERAL PARTNERS

8.1   Allocation of Net Income or Net Loss

A.   Net Income, if any, of the Partnership for each calendar year shall be allocated on a monthly basis in the following order of priority:

(i)   To each Limited Partner, an amount equal to the product of Net Income times a percentage, calculated annually, which shall equal the product of the following three factors: (a) one-fourth of one percent (.0025) multiplied by (b) the quotient of $1,900,000 divided by the sum of all General Partner's Adjusted Capital Contributions multiplied by (c) the quotient of the total Capital Contribution of the respective Limited Partner divided by $25,000. This calculation of percentage of participation shall be made at the beginning of each calendar year and used in allocating Net Income earned during the calendar year. This calculation of percentage participation shall be adjusted during the calendar year for any issuance or redemption of such Limited Partner's Capital Contributions that occur during

the calendar year as determined by the Managing Partner. Any monthly Net Income allocation may be adjusted to the extent that the Partnership incurs a Net Loss in any Fiscal Month during the calendar year. Any Net Loss for the year is allocated in accordance with Section 8.1B.

(ii)   To each Profits Interest Holder, an amount equal to the product of Net Income times a percentage, calculated annually, which shall equal the product of the following three factors: (a) one-fourth of one percent (.0025) multiplied by (b) the quotient of $1,900,000 divided by the sum of all General Partner's Adjusted Capital Contributions multiplied by (c) the quotient of the Total Notional Capital Contribution of the respective Profits Interest Holder divided by $25,000. This calculation of percentage of participation shall be made at the beginning of each calendar year and used in allocating Net Income earned during the calendar year. This calculation of percentage participation shall be adjusted during the calendar year for any redemption of such Profits Interest Holder's Notional Capital Contributions that occurs during the calendar year as determined by the Managing Partner. Any monthly Net Income allocation may be adjusted to the extent that the Partnership incurs a Net Loss in any Fiscal Month during the calendar year. Any Net Loss for the year is allocated in accordance with Section 8.1B.

(iii)   To each Service Partner (and to any Partner who was formerly a Service Partner in the prior calendar year), an amount of Net Income as determined pursuant to the Service Partner Net Income Allocation Policy.

(iv)   To each Subordinated Limited Partner, an amount equal to the product of (a) the then remaining Net Income times (b) a percentage derived by the following formula: (x) 50% of the Capital Contribution of the Subordinated Limited Partner (excluding any undistributed Net Income allocated to the Subordinated Limited Partner) divided by (y) the sum of (aa) 50% of the Capital Contributions of all the Subordinated Limited Partners plus (bb) the sum of all General Partner's Adjusted Capital Contributions (less any Net Income allocated to the General Partners which is not scheduled to be retained by the Partnership). This formula shall be adjusted during the calendar year for any issuance or redemption of Subordinated Limited or General Partner Capital Contributions that occur during the calendar year as determined by the Managing Partner. In the event the Capital Contribution of a Subordinated Limited Partner has been reduced by the operation of Section 8.1B hereof (the "Reduced Amount"), then each Subordinated Limited Partner shall have the right to make additional cash Capital Contributions to the Partnership from any cash to be distributed to such Subordinated Limited Partner pursuant to Section 8.2A(i)(d) up to the Reduced Amount.

(v)   There shall be set apart up to 8% of the remaining Net Income. Such amount shall be allocated among the General Partners on the basis of individual merit or need as determined by the Managing Partner in consultation with the Enterprise Leadership Team.

(vi)   The balance of the Net Income remaining, if any, shall be allocated among the General Partners in proportions to their General Partner Percentages.

B.   In any year in which there is a Net Loss and the Partnership is not dissolved and liquidated in accordance with Section 8.2B hereof, such Net Loss, on the books

of the Partnership, shall be allocated to the Subordinated Limited Partners to the extent as set forth in the formula described in Section 8.1A(iv) hereof and the balance shall be allocated to the General Partners in proportion to their respective General Partner Percentages. Any such Net Loss allocated to the Subordinated Limited Partners shall only be applied against and reduce their respective Capital Contributions. The total amount of all such Net Loss to be allocated to the Subordinated Limited Partners may never exceed the total amount of the Capital Contributions of the Subordinated Limited Partners as shown on the books of the Partnership.

C. Notwithstanding the foregoing, where losses are caused by the willful neglect or default, the gross negligent conduct, or the intentional negligent conduct of any Partner, those losses shall be borne solely and made good by the Partner so causing the loss. This Section 8.1C is for the benefit of the Partners and no other Person shall have any rights hereunder.

D. Notwithstanding any other provision of this Agreement to the contrary, the aggregate interest of the General Partners in each material item of Partnership income, gain, loss, deduction, preference or credit for purposes of this Section 8.1 shall be equal to at least one percent (1%) of each such item at all times during the existence of the Partnership.

E. Allocations of Net Income and Net Loss (and any Partnership item described in Section 8.1D) pursuant to this Section 8.1 are solely for purposes of determining amounts distributable to the Partners pursuant to Section 8.2A and Section 8.2B(i) and the Capital Contributions, the General Partner's Adjusted Capital Contributions and General Partner Percentages. Allocations of the Partnership's income, gain, loss and deduction for purposes of maintaining the Partners' Capital Accounts and for income tax purposes shall be made in accordance with Section 8.6.

8.2   Distributions.

A. Current Distributions.

(i)   Net Income shall be distributed in the following order and priority:

(a) Limited Partners. The Partnership shall distribute to each Limited Partner at least annually, from time to time, a total amount of cash equal to the amount of Net Income allocated to the Limited Partner pursuant to Section 8.1.

(b) Profits Interest Holders. The Partnership shall distribute to each Profits Interest Holder at least annually, from time to time, a total amount of cash equal to the amount of Net Income allocated to the Profits Interest Holder pursuant to Section 8.1.

(c) Service Partners (and former Service Partners). The Partnership shall distribute to each Service Partner (and former Service Partner, as applicable) at least annually, from time to time, a total amount of cash equal to the amount, if any, of Net Income allocated to the Service Partner (or former Service Partner, as applicable) pursuant to Section 8.1.

(d) Subordinated Limited Partners. The Partnership shall distribute to each Subordinated Limited Partner at least annually, from time to time, a total amount of cash equal to the amount of Net Income allocated to the Subordinated Limited Partner pursuant to Section 8.1.

(e) General Partners.

1.   The Partnership shall distribute to each General Partner at least annually, from time to time, a total amount of cash equal to the amount of Net Income allocated to the General Partner pursuant to Section 8.1, net of the amount retained by the Partnership pursuant to Section 8.2A(i)(e)(2) below.

2.   It is intended that a sum equal to between 0% and 30% of the Net Income, if any, allocated to each General Partner in Section 8.1A(vi) above, will be retained by the Partnership as capital and shall be credited monthly to the General Partner's Adjusted Capital Contribution. Such amount shall not be withdrawn by the General Partner, except as otherwise provided in this Agreement. Notwithstanding the foregoing, the decision of whether to make this retention of capital in accordance with this Section or whether to vary the amount of capital to be retained in any given year (including the decision to retain in excess of 30% of Net Income) is vested in the Managing Partner, and it is agreed that the Managing Partner's decision in this matter shall be final.

(ii)   The Partnership shall distribute to each Service Partner at least annually, from time to time, a total amount of cash equal to the amount, if any, that such Service Partner is entitled to receive pursuant to the Service Partner Distribution Policy as in effect for the relevant fiscal period or portion thereof.

B.   Distributions Upon Dissolution

(i)   Upon the dissolution of the Partnership as a result of the occurrence of any of the events set forth in Section 2.4 hereof, the Managing Partner shall proceed to liquidate the Partnership, and the proceeds of liquidation (the "Proceeds of Liquidation") shall be applied and distributed in the following order of priority:

(a) To the payment of debts and liabilities of the Partnership, including the expenses of liquidation, but expressly excluding all Capital Contributions of all General Partners, Limited Partners and Subordinated Limited Partners, the return of all of such Capital Contributions are provided for below and all of which is equity capital of the Partnership;

(b) To the payment of any accrued but unpaid amounts due under Section 8.2A hereof;

(c) To the repayment of the Capital Contributions of the Limited Partners;

(d) To the repayment of the Capital Contributions of the Subordinated Limited Partners;

(e) To the repayment of the General Partners' Adjusted Capital Contributions; and

(f) Except as otherwise provided in Sections 8.4 or 8.5 hereof, the balance of the Proceeds of Liquidation, if any, shall be distributed to the General Partners in proportion to their respective General Partner Percentages.

(ii)   Notwithstanding the foregoing, in the event the Managing Partner shall determine that an immediate sale of part or all of the Partnership assets would cause undue loss to the Partners, the Managing Partner, in order to avoid such loss, may, after having given Notice to all the Limited Partners and Subordinated Limited Partners, either defer liquidation of, and withhold from distribution for a reasonable time, any assets of the Partnership except those necessary to satisfy the Partnership debts and obligations, or distribute the assets to the Partners in kind.

(iii)   Net Income generated by transactions in connection with the dissolution and liquidation of the Partnership shall be allocated and distributed in accordance with Sections 8.1A and 8.2A hereof (excluding for these purposes Section 8.2A(ii) hereof), respectively.

8.3   Distribution of Frozen Appreciation Amount.

Notwithstanding the provisions of Section 8.2 hereof, in the event any tract of Real Estate of Edward D. Jones & Co., L.P. or EDJ Leasing Co., L.P. is sold, then there shall be distributed from the net proceeds of such sale (prior to making any distributions pursuant to the provisions of Section 8.2 hereof) to each General Partner an amount equal to such General Partner's Frozen Appreciation Amount with respect to such tract of Real Estate. The balance of any proceeds resulting from any such sale shall then be distributed in accordance with Section 8.2 hereof or shall otherwise be used or retained by the Partnership as provided herein. As of December 31, 2022, the Frozen Appreciation Amount totaled $4,741,040.

8.4   Sale of Assets to Third Party.

A.   In the event the Partnership shall sell or otherwise dispose of, at one time, all, or substantially all, of its assets (a "Sale") to any one Person or to any one Person and its Affiliates and the Partnership is thereafter liquidated within 180 days, then the provisions of Section 8.3 and this Section 8.4 shall be applicable with respect to the order of priority of distribution of the Proceeds of Liquidation.

B.   For the purposes of this Section 8.4 the term "substantially all" shall be deemed to mean assets of the Partnership or of any of its significant subsidiaries representing 80% or more of the net book value of all of the Partnership's assets (or such significant subsidiary's assets) determined as of the end of the most recently completed fiscal year.

C.   Prior to making any payments to the General Partners pursuant to Section 8.2B(i)(f)) hereof (but after making all other payments required by Section 8.2B(i) and all payments required by Section 8.3 hereof) the Partnership shall distribute: (i) to the Limited

Partners a percentage of the Premium (as hereinafter defined) equal to the same percentage of the Net Income of the Partnership which the Limited Partners shall receive (pursuant to Section 8.2A hereof) from the Partnership for the current fiscal year of the Partnership; and (ii) to the Subordinated Limited Partners an amount equal to the product of the Premium (remaining after the payment required by Section 8.4C(i) hereof) times a fraction the numerator of which is the total Capital Contributions of the Subordinated Limited Partners (on the date of the Sale) and the denominator of which is (X) the total Capital Contributions of the Subordinated Limited Partners (on the date of the Sale) plus (Y) the total of the General Partner's Adjusted Capital Contributions (on the date of the Sale).

D. "Premium" means the Proceeds of Liquidation remaining after the payment of the items set forth in Sections 8.2B(i)(a), (b), (c), (d), and (e) hereof.

E. Any amounts payable to the Limited Partners and the Subordinated Limited Partners pursuant to this Section 8.4 shall be disbursed pro-rata to the Limited Partners and the Subordinated Limited Partners based on their Capital Contributions on the date of the Sale.

F. Neither the Partnership nor the General Partners shall have any obligation to cause a Sale to occur.

8.5   Other Sales or Dispositions to Third Party.

In the event the Partnership or any of its significant subsidiaries, in a transaction (dealing with all or substantially all of the business of the Partnership or such significant subsidiary) not covered by Section 8.4 hereof (but similar in scope to such a transaction), sells assets, merges or has a public offering, it is hereby stated that it is the intention of the General Partners that the Limited Partners and the Subordinated Limited Partners shall share in any "profit" or "premium" recognized from such transaction. Because it is impossible at this time to foresee all possible factual situations that may occur with respect to a given transaction, it is equally impossible to determine a fair, just and equitable formula at this time to distribute a portion of such "profit" or "premium" to the Limited Partners and the Subordinated Limited Partners. It is stated, however, at this time, as a matter of policy of the Partnership that it is the intention of the General Partners to allow the Limited Partners and the Subordinated Limited Partners to share a portion of such "profit" or "premium" (assuming any "profit" or "premium" is also actually distributed to the General Partners) in a fair, just and equitable manner in such amount, if any, as determined in the sole and absolute discretion of the Managing Partner at the time of such transaction. In making such determination of such amount, if any, the Managing Partner shall not be bound by the formula set forth in Section 8.4 hereof. Neither the Partnership nor the General Partners shall have any obligation, however, to cause such transaction to occur and no Limited Partner nor Subordinated Limited Partners shall have any right to bring any cause of action against the Partnership or its General Partners by reason of any statement made in this Section 8.5.

8.6   Allocations for Capital Account Purposes and Tax Purposes.

A.   Allocations for Capital Account Purposes.

(i)   For each taxable year or other period, after taking into account all contributions and distributions during such taxable year or other period, and after making the allocations set forth in Sections 8.6A(iii) through 8.6A(viii), Profits or Losses shall be allocated in a manner such that, after such allocations have been made, each Partner's Capital Account is as nearly as possible equal to the difference of: (x) the amount that would be distributed to such Partner if (i) the Partnership sold all of its assets (other than cash and claims of the Partnership for contributions) for an amount of cash equal to their respective 704(b) Book Values (taking into account any adjustments thereto for such taxable year or other period), (ii) all unconditional obligations of the General Partners, Limited Partners and Subordinated Limited Partners to contribute capital to the Partnership were collected in full, (iii) all Partnership liabilities were satisfied (limited with respect to each nonrecourse liability to the 704(b) Book Value of the assets securing such liability), and (iv) the remaining cash of the Partnership was distributed to the applicable Partners in accordance with Sections 8.2B(i)b. through 8.2B(i)f. and Section 8.3 of this Agreement (as determined giving effect to Section 8.1B of this Agreement and, if and to the extent actually applicable in such taxable year or other period, Section 8.4, Section 8.5 and Article Six of this Agreement); minus (y) the sum of such Partner's share of "partnership minimum gain" (within the meaning of Regulations Section 1.704-2(b)(2)) and "partner nonrecourse debt minimum gain" (within the meaning of Regulations Section 1.704-2(i)(2)). Notwithstanding any other provision of this Agreement, neither Losses nor items of loss or deduction shall be allocated to a Partner for any taxable year or other period if and to the extent such allocations would result in such Partner having an Adjusted Capital Account Deficit as of the end of such taxable year or other period.

(ii)   For purposes of this Agreement, the following terms shall have the following meanings:

(a) "Adjusted Capital Account Deficit" shall mean, with respect to any Partner, the deficit balance, if any, in such Partner's Capital Account as of the end of any taxable year or other period, after (a) increasing such Capital Account by any amounts that such Partner is obligated to restore, or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), and (b) decreasing such Capital Account by the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6). This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(b) "Profits XE "Profits" " or "Losses XE "Losses" " shall mean, for each taxable year or other period, an amount equal to the Partnership's taxable income or loss for such taxable year or other period, determined in accordance with IRC Section 703(a) (including all items of income, gain, loss or deduction required to be stated separately under IRC Section 703(a)(1)), with the following adjustments:

(1)   Any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses will be added to taxable income or loss;

(2)   Any expenditures of the Partnership described in IRC Section 705(a)(2)(B) or treated as IRC Section 705(a)(2)(B) expenditures under Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, will be subtracted from taxable income or loss;

(3)   Gain or loss resulting from any disposition of a Partnership asset with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the 704(b) Book Value of the asset, notwithstanding that the adjusted tax basis of the asset differs from its 704(b) Book Value;

(4)   If the 704(b) Book Value of any Partnership asset is adjusted pursuant to Regulations Section 1.704-1(b)(2)(iv)(e) or (f), the adjustment will be taken into account as gain or loss from disposition of the asset for purposes of computing Profits or Losses;

(5)   To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to IRC Section 734(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Partner's interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset for purposes of computing Profits or Losses;

(6)   In lieu of depreciation, amortization and other cost recovery deductions taken into account in computing taxable income or loss, there will be taken into account depreciation, amortization or other cost recovery deductions as computed in accordance with Regulations Section 1.704-1(b)(2)(iv)(g)(3) for the taxable year or other period; and

(7)   Any items which are "specially allocated" pursuant to Section 8.6A will not be taken into account in computing Profits or Losses, provided, that any items to be specially allocated will be determined by applying rules analogous to those set forth in the preceding subparagraphs (1) through (6).

(c) "704(b) Book Value XE "704(b) Book Value" " shall mean, with respect to any asset, the book value of such asset as determined for purposes of maintaining the Capital Accounts of the Partners in accordance with IRC Section 704(b) and the Regulations thereunder.

(iii)   If for any taxable year or other period there is a net decrease in "partnership minimum gain" (within the meaning of Regulations Section 1.704-2(b)(2)), then, except to

the extent permitted by Regulations Section 1.704-2(f), items of income and gain for such taxable year or other period (and, if necessary, subsequent taxable years or other periods) shall be specially allocated to each Partner to the extent of such Partner's share of such net decrease (calculated pursuant to Regulations Section 1.704-2(g)). This Section 8.6A(iii) is intended to satisfy the "minimum gain chargeback" requirement of Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(iv)   If for any taxable year or other period there is a net decrease in a "partner nonrecourse debt minimum gain" (within the meaning of Regulations Section 1.704-2(i)(2)), then, except to the extent permitted by Regulations Section 1.704-2(i)(4), items of income and gain for such taxable year or other period (and, if necessary, subsequent taxable years or other periods) shall be specially allocated to each Partner to the extent of such Partner's share of such net decrease (calculated pursuant to Regulations Section 1.704-2(i)(5)). This Section 8.6A(iv) is intended to constitute a "partner nonrecourse debt minimum gain chargeback" as provided in Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(v)   In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to each such Partner in an amount and manner sufficient to eliminate, to the extent required by the Regulations, any Adjusted Capital Account Deficit of such Partner created by such adjustments, allocations or distributions as quickly as possible, provided that an allocation pursuant to this Section 8.6A(v) shall be made only if and to the extent that such Partner would have an Adjusted Capital Account Deficit after all other allocations have been tentatively made as if this Section 8.6A(v) were not in this Agreement. This Section 8.6A(v) is intended to comply with the "qualified income offset" requirement set forth in Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(vi)   "Nonrecourse deductions" (within the meaning of Regulations Section 1.704-2(b)(1)) for each taxable year or other period shall be specially allocated to the Partners in accordance with their respective interests in Partnership profits, as determined by the Managing Partner. "Partner nonrecourse deductions" (within the meaning of Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2)) shall be specially allocated in the manner required in Regulations Section 1.704-2(i)(1).

(vii)   To the extent an adjustment to the adjusted tax basis of any Partnership asset under IRC Sections 734(b) or 743(b) is required to be taken into account in determining Capital Accounts under Regulations Section 1.704-1(b)(2)(iv)(m) as the result of a distribution to a Partner in complete liquidation of such Partner's interest in the Partnership, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis), and such gain or loss shall be specially allocated to the Partners in accordance with their interests in the Partnership in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Partner to whom such distribution was made in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(viii) If during any taxable year or other period, any Partner dies or a "liquidation of a partner's interest" (as defined in IRC Section 761(d)) is completed in respect of any Partner, each such Partner shall be specially allocated gross items of income, gain, loss or deduction if and to the extent necessary to cause such Partner's final Capital Account to equal the difference determined in respect of such Partner pursuant to Section 8.6A(i), provided that an allocation pursuant to this Section 8.6A(viii) shall be made only if and to the extent that such Partner's final Capital Account would not equal the difference determined in respect of such Partner pursuant to Section 8.6A(i) after all other allocations have been tentatively made as if Section 8.6A(v) and this Section 8.6A(viii) were not in this Agreement.

B. <u>Allocations for Tax Purposes</u>. All items of income, gain, loss and deduction shall be allocated for federal (and applicable state and local) income tax purposes in the same manner as the corresponding items of income, gain, loss and deduction are allocated for purposes of maintaining the Capital Accounts of the Partners; provided, however, that in respect of any asset for which there is a variation between the adjusted tax basis and the 704(b) Book Value of such asset, the Partnership shall account for such variation in accordance with IRC Section 704(c) and the principles thereof, using such method(s) as determined in the discretion of the Managing Partner. Allocations pursuant to this Section 8.6B are solely for federal (and applicable state and local) income tax purposes and shall not affect, or in any way be taken into account in computing, any Partner's Capital Account or any Partner's share of Profits, Losses, or any other items taken into account in computing the Partner's Capital Account pursuant to any provision of this Agreement.

C. <u>Compliance with IRC Section 704</u>.

(i) The provisions of this Section 8.6 are intended to comply with IRC Section 704 and the Regulations thereunder and shall be interpreted and applied in a manner consistent therewith.

(ii) Notwithstanding anything to the contrary in this Agreement, if the sum of the amounts that would be distributed to any Partner pursuant to clauses b. through f. of Section 8.2B(i), Section 8.3, Section 8.4 and Section 8.5 differs from the balance in such Partner's Capital Account (as determined after giving effect to all contributions, distributions and allocations for all periods, other than distributions pursuant to clauses b. through f. of Section 8.2B(i), Section 8.3, Section 8.4 and Section 8.5), then the amount distributed to each such Partner shall be the balance of such Partner's Capital Account (as so determined). This Section 8.6C(ii) is intended, and shall be interpreted, to comply with Regulations Section 1.704-1(b)(2)(ii)(b)(2).

8.7 <u>Liability of General Partners</u>.

Except as specified in Section 9.3C and Article Ten below, no General Partner shall be liable or accountable, directly or indirectly (including by way of indemnification, contribution, assessment or otherwise), for any debts, obligations or liabilities of, or chargeable to, the Partnership or each other, whether arising in tort, contract, or otherwise, which are created, incurred or assumed by the Partnership (or owing to creditors or Partners during liquidation of the Partnership) while the Partnership is a registered limited liability limited partnership.

ARTICLE NINE
BOOKS, RECORDS AND REPORTS,
ACCOUNTING, TAX ELECTIONS, ETC.

9.1   Books, Records and Reports.

A.   Proper and complete records and books of account shall be kept (or caused to be kept) by the Partnership in which shall be entered all transactions and other matters relative to the Partnership's business. The Partnership's books and records shall be prepared in accordance with GAAP, except as otherwise required pursuant to Section 8.6. The books and records shall at all times be maintained at the principal office of the Partnership and shall be open for examination and inspection by the Partners or by their duly authorized representatives during reasonable business hours. In particular, the following books and records shall be kept:

(i)   a current list and a past list of the full name and last known mailing address of each Partner, specifying the General Partners, the Limited Partners, the Subordinated Limited Partners, the Service Partners and the Profits Interest Holders, in alphabetical order, including the date of admission or withdrawal of each Partner. To the extent provided by the Missouri Limited Partnership Act, these lists shall be provided to the Secretary of State of Missouri, without cost, upon the Secretary's written request;

(ii)   a copy of the Certificate of Limited Partnership and all certificates of amendment thereto, together with executed copies of any powers of attorney pursuant to which any Certificate has been executed;

(iii)   copies of the Partnership's federal, state and local income tax returns and reports, if any, for the three most recent fiscal years;

(iv)   a copy of the Service Partner Distribution Policy; and

(v)   copies of any written Partnership agreements in effect and any financial statements of the Partnership for the three most recent years.

B.   The Partnership shall have prepared at least annually, at the Partnership's expense, financial statements (balance sheet, statement of income or loss, partners' equity, and changes in financial position) prepared in accordance with GAAP, which shall fairly reflect the Partnership's financial position at the date shown and its results of operations for the period indicated. Copies of such statements and report shall be made available to the Partners annually. Such financial statements shall be audited by a registered public accounting firm selected by the Audit Committee.

C.   The Partnership shall have prepared at least annually, at the Partnership's expense, a report containing Partnership information necessary in the preparation of the Partners' federal income tax returns. Copies of such report shall be distributed to each Partner as promptly as possible.

9.2   Bank Accounts.

The bank accounts of the Partnership shall be maintained in such banking institutions as the Managing Partner shall determine, and withdrawals shall be made only in the regular course of Partnership business on such signature or signatures as the Managing Partner may determine.

9.3   Depreciation and Tax Elections.

A.   All elections required or permitted to be made by the Partnership under the IRC shall be made by the Managing Partner.

B.   Notwithstanding anything to the contrary in this Section 9.3, the Managing Partner shall not be responsible for initiating any change in accounting methods from the methods initially chosen.

C.   The Managing Partner is hereby designated as the "Tax Matters Partner" under IRC Section 6231(a)(7) and, for any taxable year of the Partnership for which the Partnership is subject to the Revised Partnership Audit Procedures, the Managing Partner (or the Managing Partner's designee) shall be the "partnership representative" within the meaning of such Revised Partnership Audit Procedures (collectively, the "partnership representative"). Every Partner and former Partner agrees to cooperate with, and to take any actions requested by, the partnership representative in connection with the conduct of any and all tax examinations and proceedings of or related to the Partnership (which requested actions may include, without limitation, the filing of amended tax returns and the paying of any taxes due in connection therewith). All reasonable costs and expenses incurred by the partnership representative in such capacity shall be borne by the Partnership. If the Partnership is liable for any tax (including, without limitation, any imputed underpayment, interest, penalties, or addition to tax) under or on account of the Revised Partnership Audit Procedures, the partnership representative shall be permitted to and authorized to apportion such liability among the Partners and former Partners, and any such amount so apportioned to a Partner or former Partner shall be considered a "tax payment loan amount" in respect of such Partner or former Partner. For so long as any tax payment loan amount or interest thereon remains unpaid by the Partner or former Partner, any amounts otherwise distributable by the Partnership to such Partner or former Partner pursuant to this Agreement shall be first applied to the payment of any unpaid interest on all tax payment loan amounts, and then to the repayment of the principal of any tax payment loan amounts, and any amounts so applied shall be treated for all purposes of this Agreement as having been distributed to such Partner or former Partner. In the event the partnership representative issues a "payment due notice" to any Partner or former Partner in respect of any tax payment loan amount, said Partner or former Partner shall be required to make a payment of such amount to the Partnership within thirty (30) days of the date of such payment due notice, and any amount remaining unpaid thereafter shall accrue interest at the rate provided in the promissory note for a term loan to

fund the Capital Contribution of a Limited Partner in effect at the time of such payment due notice. The provisions of this Section 9.3C shall survive the termination of the Partnership and, in respect of any Partner, any event of withdrawal in respect of such Partner, and shall remain binding on each Partner for the period of time necessary to resolve any tax examination or proceeding involving or related to the Partnership. Notwithstanding anything to the contrary in this Agreement, no Partner shall have any right to be indemnified by the Partnership or any of its Affiliates for any obligations of such Partner relating to any tax payment loan amount of such Partner.

9.4   Fiscal Year.

The fiscal year of the Partnership shall be the calendar year for tax purposes.

ARTICLE TEN
LIABILITY; INDEMNIFICATION

10.1   Liability of General Partners.

A.   Except as otherwise provided in this Agreement, a General Partner shall only be liable to make the payment of the General Partner's Capital Contribution required hereunder. Except as otherwise provided in this Agreement, no General Partner shall be liable for any obligations of the Partnership, any other Partner, or the Managing Partner, unless personally guaranteed by the General Partner pursuant to a separate document.

B.   No distribution of Net Income or other cash made to any General Partner shall be determined a return or withdrawal of a Capital Contribution unless so designated by the Managing Partner in the Managing Partner's sole and exclusive discretion. No General Partner, except as otherwise provided in this Agreement or specifically provided in the Missouri Limited Partnership Act or the Missouri Partnership Act, shall be obligated to pay any distribution to or for the account of the Partnership or any creditor of the Partnership.

10.2   Exculpation.

No General Partner or former General Partner (individually, and collectively, a "Covered Person") shall be liable to the Partnership or any other Person for any losses, claims, damages, liabilities, costs, expenses (including reasonable legal and experts' fees, costs and expenses), judgments, awards, fines, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative (each, a "Claim") incurred by reason of any act or omission performed or omitted by such Covered Person on behalf of the Partnership or failure to act (even if such action, omission or failure to act constituted negligence on such Person's part) on behalf of the Partnership; *provided, however, that* (and notwithstanding any other provision contained in this Agreement) this provision shall not limit the liability of a Covered Person (a) for fraud, (b) acts or omissions not in subjective good faith or which involve intentional misconduct or a knowing violation of law or which were grossly negligent, or (c) for any transaction in which such Covered Person derived improper personal benefit. Any repeal or modification of this Section 10.2 shall not adversely affect any right or protection of a Covered

Person existing hereunder with respect to any act or omission occurring prior to such repeal or modification.

10.3   Indemnification by Partnership.

To the fullest extent permitted under applicable law, the Partnership shall indemnify, defend and hold each Covered Person harmless from and against any and all Claims brought against such party arising out of or in connection to acts or omissions performed in connection with the business of the Partnership, and shall indemnify and hold each such Covered Person harmless from and against all resulting awards, settlements, damages liabilities, fines, costs and expenses (including reimbursement of reasonable attorneys' and experts' fees and court costs), to the extent that such Claim results from or is attributable to acts or omissions performed or omitted to be performed by such Covered Person unless such act was not: (a) in good faith on behalf of the Partnership, (b) in a manner reasonably believed by such indemnitee to be within the scope of the authority granted to such Covered Person by this Agreement, nor (c) in the best interests of the Partnership; provided, however, the Partnership shall have no indemnification obligation for Claims to the extent directly attributable to acts or omissions of such Covered Person that constitute (i) fraud, (ii) acts or omissions of a Covered Person not in subjective good faith or which involve intentional misconduct or a knowing violation of law or which were grossly negligent, or (c) for any transaction in which such Covered Person derived improper personal benefit.

10.4   Indemnification by General Partners.

A.   To the fullest extent permitted under applicable law, each individual General Partner, severally but not jointly and severally, shall indemnify, defend, and hold harmless the Partnership from and against any Claims brought by or on behalf of a third party arising against the Partnership or any Covered Person out of or in connection to the acts or omissions of such individual General Partner that constitute (i) fraud, (ii) acts or omissions not in subjective good faith or which involve intentional misconduct or a knowing violation of law or which were grossly negligent, or (iii) for any transaction in which such General Partner derived improper personal benefit.

B.   For purposes of satisfying any indemnification and any saving harmless obligations under this subsection 10.4, the Partnership has discretion to require the indemnifying party to sell any and all of its Partnership assets to fulfill such obligations.

10.5   Control of Defense.

The indemnified party shall notify the indemnifying party promptly and in writing of any Claim for which it is entitled to indemnification hereunder. Failure or delay in providing such Notice shall not relieve the indemnifying party of its indemnification obligations, except to the extent the indemnifying party demonstrates that the defense or settlement of the Claim has been prejudiced thereby. The Partnership shall have the absolute right to control the defense and settlement of any Claim (whether it is the indemnitee or indemnitor hereunder) in its sole discretion, or may at any time tender control of the defense or settlement of such Claim to the indemnified party.

10.6   Effect of Future Amendments to Partnership Agreement.

In the event that an amendment to this Agreement reduces or eliminates any Covered Person's right to indemnification pursuant to Section 10.3, such amendment shall not be effective with respect to any Covered Person's right to indemnification that accrued prior to the date of such amendment. For purposes of this Section, a right to indemnification shall accrue as of the date of the event underlying the Claim that gives rise to such right to indemnification.

10.7   Expenses; Certain Limitations.

A.   Expenses (including reasonable legal fees and expenses) incurred by a Covered Person in defending any Claim shall timely be advanced by the Partnership prior to the final disposition of such Claim upon receipt by the Partnership of a written agreement by or on behalf of the Covered Person to repay such amount if it shall be finally determined that the Covered Person is not entitled to be indemnified as authorized in this Agreement.

B.   Without limiting Section 10.7A, the Partnership shall not be obligated pursuant to this Agreement:

(i)   to indemnify or advance expenses to a Covered Person with respect to a Claim (or part thereof) initiated by such Covered Person, except with respect to a Claim brought to establish or enforce a right to indemnification (which shall be governed by the provisions of Section 10.3), unless such Claim (or part thereof) was authorized or consented to by the Managing Partner;

(ii)   to indemnify a Covered Person for any expenses incurred by such Covered Person with respect to any Claim instituted by the Covered Person to enforce or interpret this Agreement, unless the Covered Person is successful in establishing the Covered Person's right to indemnification in such Claim, in whole or in part, or unless and to the extent that the court in such Claim shall determine that, despite the Covered Person's failure to establish such Person's right to indemnification, the Covered Person is entitled to indemnity for such expenses; provided, however, that nothing in this Section 10.7B(ii) is intended to limit the Partnership's obligation with respect to the advancement of expenses to the Covered Person in connection with any such Claim instituted by the Covered Person to enforce or interpret this Agreement;

(iii)   to indemnify a Covered Person in connection with Claims involving the enforcement of non-compete and/or non-disclosure agreements or the non-compete and/or non-disclosure provisions of employment, consulting or similar agreements such Covered Person may be a party to with the Partnership, or any subsidiary of the Partnership or any other applicable foreign or domestic corporation, partnership, joint venture, trust or other enterprise, if any;

(iv)   to indemnify a Covered Person for amounts indemnified by the Partnership other than pursuant to this Agreement and amounts paid pursuant to policies of directors and officers liability or other insurance;

(v)   to indemnify a Covered Person in respect to remuneration paid to the Covered Person if it shall be determined by a final judgment or other final adjudication that such remuneration was in violation of law; or

(vi)   to indemnify a Covered Person if a final adjudication by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

10.8   Non-Exclusivity.

The indemnification and advancement of expenses provisions set forth in this Agreement shall not be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, the Missouri Limited Partnership Act, the Missouri Partnership Act, the Certificate of Limited Partnership, this Agreement, any other agreement, a vote of General Partners, a policy of insurance or otherwise, and shall not limit in any way any right which the Partnership may have to make additional indemnification with respect to the same or different Persons or classes of Persons, as determined by the Managing Partner. The indemnification and advancement of expenses set forth in this Agreement shall continue as to a Person who has ceased to be a Covered Person and shall inure to the benefit of the heirs, executors, administrators, successors and assigns of such a Person.

10.9   Insurance.

The Partnership may purchase and maintain insurance to cover claims against the Covered Persons in such capacity, or arising out of their status as Covered Persons, whether or not the Partnership would have the power to indemnify them against such liability under this Article Ten.

10.10   Settlement.

The Partnership shall have no obligation to indemnify a Covered Person under this Agreement for amounts paid in settlement of any Claim without the Partnership's prior written consent, which shall not be unreasonably withheld. The Partnership shall not settle any Claim in any manner that would impose any fine or other obligation on a Covered Person without such Covered Person's prior written consent, which shall not be unreasonably withheld.

ARTICLE ELEVEN
MEDIATION/ARBITRATION

**THIS AGREEMENT CONTAINS THE FOLLOWING
BINDING ARBITRATION PROVISION WHICH MAY BE ENFORCED
BY THE PARTNERSHIP AND THE PARTNERS**

11.1   Mediation/Arbitration.

A.   Any controversy, claim or dispute between the Partnership or any of its Affiliates and any Partner or former Partner or between Partners and/or former Partners (individually a "Party" and collectively the "Parties"), including, but not limited to, any controversy, claim or dispute arising out of or relating to any provision of this Agreement or the breach, termination or validity thereof or any breach of an actual or implied contract of

employment between the Partnership and a Party, or any claim of unjust or tortious discharge (including any claim of fraud, negligence, or intentional or negligent infliction of emotional distress) or any document or agreement or policy of the Partnership (including, but not limited to, Partnership benefit and retirement plans, Partnership office manuals, Partnership affirmative action plans and Partnership policies), equal opportunity employer plans and policies or any claims or violations arising under the Civil Rights Act of 1964, as amended and effective November 21, 1991, including amendment to 42 U.S.C. 2000e et seq., 42 U.S.C. 1981, the Age Discrimination in Employment Act, 29 U.S.C. 621 et seq., the Fair Labor Standards Act of 1938, 29 U.S.C. 201 et seq., the Rehabilitation Act of 1973, 29 U.S.C. 701 et seq., or of the Missouri Human Rights Act, 213.010 R.S. Mo. et seq., the Missouri Workers Compensation statute or any violation of the Missouri Service Letter Statute, 290.140 R.S. Mo., or any other relevant federal, state, or local statutes or ordinances, also including without limitation, the application, interpretation, performance or enforcement of any right, obligation or fiduciary duty under this Agreement or such other documents and agreements whether arising before or after the date of this Agreement (collectively, a "Dispute") as to which a Party otherwise would have the right to pursue litigation will be resolved as provided for in this Article Eleven, which shall be the sole and exclusive procedures for the resolution of any Dispute. This Article Eleven shall survive termination of the partnership relationship established by the Agreement. These procedures are for the settlement of Disputes only and are not to be used for disagreements concerning Partnership policy, organization or practice management. Nothing contained in this Section 11.1 is intended to expand any substantive rights any Party may have under other Sections of this Agreement, and any action of the Partnership taken by a vote of the General Partners or the Enterprise Leadership Team or by the action of the Managing Partner, when taken in accordance with the terms of this Agreement, shall be final, binding and conclusive as so provided in this Agreement. The Parties intend that the foregoing provisions shall encompass any other statutory and common law rights, obligations or duties, whether or not specifically referred to herein, of a similar or dissimilar nature, which are or may be granted to any Party hereto, by the laws of any state or country in which any Party resides or engages in the business of the Partnership.

B.   If any Party has a Dispute with any other Party, then (if discussions among the Parties have failed) such Party and the other Party may have the Dispute mediated by one Person chosen by agreement of such Parties. The mediator, after consultation with the Parties, will determine the mediation procedures to be followed. The fees and expenses of the mediator shall be paid by the Partnership. If no mutual agreement can be reached to mediate or upon the identity of the mediator, then the Dispute will be settled by binding arbitration under the procedures set forth below.

C.   All Disputes that cannot be resolved by mediation will be settled by binding arbitration under the procedures set forth below.

D.   Any Party may, if mediation has failed to resolve the Dispute (or if the Parties fail to agree on a mediator), commence arbitration by written notice to the other Party. Thereafter, arbitration shall be conducted in the manner described in Section 11.1F.

E.   Except as provided in Section 11.1B, arbitration under the American Arbitration Association ("AAA") pursuant to the AAA Commercial Arbitration Rules shall be the exclusive remedy for any Dispute. Any Party may apply to the Exclusive Venues for

injunctive, specific enforcement or other relief in aid of the arbitration proceedings or to enforce judgment of the award in such arbitration proceeding, but not otherwise. Any award issued by the arbitrators pursuant to these provisions may be entered and enforced in the Exclusive Venues and any other appropriate jurisdiction.

F. The Parties agree among themselves that the arbitration proceedings shall be conducted as follows:

(i) All proceedings conducted shall be deemed private and confidential and shall not be disclosed to the public by either the arbitrators or the Parties to the arbitration. The Parties acknowledge that the Partnership's administrative offices and the books and records (including accounting data) of the Partnership are all located in the St. Louis, Missouri metropolitan area, and, accordingly, the Parties agree to request that the arbitration proceedings and hearings shall be held in the St. Louis, Missouri metropolitan area (unless otherwise agreed by the Parties or decided by the arbitrators).

(ii) The exclusive award for any Dispute shall be recovery of compensatory damages (that is, damages which compensate a party for actual damages suffered), and each Partner hereby waives any and all other forms of damages including multiple, punitive or exemplary damages, damages for emotional distress, mental anguish or suffering and consequential damages.

(iii) The applicable substantive law of Missouri or the United States (notwithstanding that a Party to a Dispute may be a resident of another state or country), as the case may be, shall be used in rendering any award. Such award shall be final and binding on all Parties and may be entered as a judgment, under seal, and enforced in the appropriate jurisdiction.

11.2 Forum Selection.

If any court or tribunal of competent jurisdiction shall refuse to enforce Section 11.1 or determine a matter is not a Dispute, then, and only then, shall the alternative provisions of this Section 11.2 be applicable. The Partners acknowledge that the Partnership's administrative offices and the books and records (including accounting data) of the Partnership are all located in the St. Louis, Missouri metropolitan area and, accordingly, the Partners agree that it would be more convenient for, and in the best mutual joint interest of, the Partners and the Partnership that, in the event of a Dispute, venue for litigation shall be laid exclusively in the Circuit Court of the County of St. Louis, Missouri or in the United States District Court for the Eastern District of Missouri. Such Circuit Court and United States District Court are together referred to as the "Exclusive Venues" for litigation. The Partnership and each Partner agree not to institute any litigation except in the Exclusive Venues and further agree that specific enforcement of this covenant with respect to Exclusive Venues may be awarded to the Partnership and each Partner by means of all available legal or equitable remedies, including, without limitation, a temporary restraining order. The Partnership and each Partner hereby submit to the personal jurisdiction of the Exclusive Venues and waive any requirement for setting bond for a temporary restraining order. The Partnership and each Partner hereby waive any right it or such Partner may have to a jury trial in any litigation brought in accordance with this Agreement.

11.3   Statute of Limitations.

The commencement of arbitration hereunder shall commence within the shorter of (i) five (5) years after the cause of action accrued and (ii) the statute of limitations of the State of Missouri applicable to the commencement of a lawsuit with respect to such cause of action, except no defenses shall be available based upon the passage of time during any mediation conducted pursuant to this Article Eleven. The failure to commence an arbitration within said time period will bar the cause of action.

11.4   Class and Collective Action Waiver.

Each Party hereby waives such Party's right to begin, to become a party to, or to remain a participant in, any group, representative, class, collective or hybrid class/collective action with respect to the business of the Partnership and/or its Affiliates in any court against any other Party. Each Party also waives such Party's right to commence, to become a party to, or to remain a participant in, any group, representative, class, collective or hybrid class/collective action claim with respect to the business of the Partnership and/or its Affiliates in arbitration or any other forum against any other Party. Each Party agrees that any Dispute with any other Party will be resolved pursuant to mediation and arbitration procedures set forth in this Article Eleven. Each Party agrees that this provision does not limit such Party's right to initiate an action in state or federal court challenging the enforceability of the wavier set forth in this Section 11.4.

11.5   Other Agreements.

Notwithstanding anything to the contrary contained in any other document or agreement requiring arbitration, including, but not limited to, Form U-4, signed by any Party, the Parties agree that if the matter in controversy is, in whole or in part, a Dispute, then the provisions of this Article Eleven shall control such arbitration.

ARTICLE TWELVE
GENERAL PROVISIONS

12.1   Appointment of Attorneys-in-Fact.

A.   Each Partner, by the execution hereof, hereby irrevocably constitutes and appoints the Managing Partner as such Partner's true and lawful attorney-in-fact, with full power and authority in such Partner's name, place and stead, to execute or acknowledge (on behalf of such Partner and/or the Partnership) under oath, deliver, file and record at the appropriate public offices such documents as may be necessary or appropriate to carry out the provisions of this Agreement including:

(i)   All certificates and other instruments (including this Agreement or any certificate of limited partnership or certificate of limited liability partnership and any amendment thereof) which the Managing Partner deems appropriate to qualify or continue the Partnership as a registered limited liability limited partnership under the Missouri Limited Partnership Act and the Missouri Partnership Act (or a partnership in which the Partners will have limited liability comparable to that provided by the Missouri Limited Partnership Act and the Missouri Partnership Act) or under the laws of any other jurisdiction in which the Partnership may conduct business;

(ii)   All amendments to this Agreement (subject to Section 4.2B hereof) or any certificate of limited partnership or any certificate of limited liability partnership which are required to be filed or which the Managing Partner deems to be advisable to file;

(iii)   All instruments which the Managing Partner deems appropriate to reflect a change or modification of the Partnership in accordance with the terms of this Agreement;

(iv)   All conveyances and other instruments which the Managing Partner deems appropriate to reflect the dissolution and termination of the Partnership; and

(v)   All other instruments, documents or contracts (including, without limiting the foregoing, any deed, lease, mortgage, note, bill of sale, contract, trust agreement, guarantee, partnership agreement, indenture, underwriting agreement or any instrument or documentation which may be required to be filed (or which the Managing Partner deems advisable to file) by the Partnership under the laws of any state or by any governmental agency) requisite to carrying out the intent and purpose of this Agreement and the business of the Partnership and its Affiliates.

B.   The appointment of the Managing Partner by each Limited Partner and Subordinated Limited Partner as the true and lawful attorney-in-fact of such Limited Partner or Subordinated Limited Partner, as the case may be, shall be deemed to be a power coupled with an interest in recognition of the fact that each of the Partners under this Agreement will be relying upon the power of the Managing Partner to act as contemplated by this Agreement in any filing and other action by the Managing Partner on behalf of the Partnership. The foregoing power of attorney shall survive the death, disability or incompetency of a Partner or the assignment by any Partner of the whole or any part of such Partner's interest hereunder.

12.2   Word Meanings.

The words such as "herein", "hereinafter", "hereof", and "hereunder" refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, unless the context otherwise requires.

12.3   Binding Provisions.

The covenants and agreements contained herein shall be binding upon, and inure to the benefit of the heirs, executors, administrators, successors and assigns of the respective parties hereto.

12.4   Applicable Law.

This Agreement shall be construed and enforced in accordance with the laws of the State of Missouri.

12.5   Counterparts.

This Agreement may be executed in several counterparts, all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties have not

signed the same counterpart, except that no counterpart shall be binding unless signed by the Managing Partner.

12.6 Entire Agreement.

This Agreement contains the entire agreement between the parties and supersedes all prior writings or representations.

12.7 Separability of Provisions.

Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions hereby are determined to be invalid or unenforceable such validity or unenforceability shall not impair the operation of or affect any other portion of this Agreement and this Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted.

12.8 Representations.

Each Person who becomes a Limited Partner or a Subordinated Limited Partner hereunder does hereby represent and warrant by the signing of a counterpart of this Agreement or an amendment to this Agreement that the Partnership interest acquired by such Partner was acquired for such Partner's own account, for investment only, not for the interest of any other Person and not for resale to other Persons or for further distribution. The Managing Partner has not made and hereby makes no warranties or representations other than those specifically set forth in this Agreement.

12.9 Section Titles.

Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Agreement as set forth in the text.

12.10 Partition.

The Partners agree that the Partnership's assets are not and will not be suitable for partition. Accordingly, each of the Partners hereby irrevocably waives any and all right such Partner may have to maintain any action for partition of any of the Partnership's assets.

12.11 No Third Party Beneficiaries.

This Agreement is made solely and specifically for the benefit of the Partners and their respective successors and permitted assigns, and no other Person whatsoever shall have any rights, interests or claims hereunder or be entitled to any benefits hereunder or on account of this Agreement as a third party beneficiary or otherwise.

12.12 Amendments.

In addition to the amendments otherwise authorized herein, this Agreement may be amended, from time to time, without the consent or approval of (and without prior notice to) any Partner, by the Managing Partner or by the affirmative vote of General Partners holding an

aggregate of at least a majority of the total General Partner Percentages. In particular, but without limiting the foregoing, the interests of the Partners in the Net Income or the Proceeds of Liquidation of the Partnership or in any other allocation or distribution to be received by them from the Partnership pursuant to Article Eight hereof or otherwise may be reduced or increased or otherwise modified in accordance with this Section 12.12 without the consent or approval of (and without prior notice to) any Partner.

12.13   Revocable Trusts.

Notwithstanding anything to the contrary herein contained, it is recognized that certain of the Partners, other than Service Partners (in such capacity), are not individuals but are revocable trusts ("Trusts"), the grantors of which ("Grantors"), except for the transfer of their partnership interests to (or the designation of) such Trusts created by them, would be the Partners. Thus, when used herein the phrases "General Partner", "Limited Partner", "Subordinated Limited Partner", "Profits Interest Holder" or "Partner" shall be deemed, when the context hereof so requires (such as, without limiting the generality of the foregoing, death, disability or withdrawal of a Partner, gross negligent conduct of a General Partner, a General Partner receiving a guaranteed payment for services rendered, General Partner required submission of tax returns, sale by a General Partner of Retiring Interests after such General Partner's 56th birthday) to be a reference to the Grantor of such Trust. In addition, to the extent that any General Partner has obligations or liabilities imposed upon such General Partner pursuant to this Agreement, then, if such General Partner is a Trust, such General Partner, by such General Partner's signature hereto (and the Grantor of such Trust by such Grantor's signature hereto), hereby agrees that said obligations and liabilities are also obligations and liabilities of such Grantor. For the avoidance of doubt, no Trust may hold a Service Partner Interest.

IN WITNESS WHEREOF, the undersigned has executed this Twenty-Second Amended and Restated Agreement of Registered Limited Liability Limited Partnership effective as of the day and year first written above.

ARTICLE ELEVEN OF THIS AGREEMENT CONTAINS A BINDING ARBITRATION PROVISION WHICH MAY BE ENFORCED BY THE PARTNERSHIP AND THE PARTNERS

GENERAL PARTNER:

 /s/ Penny Pennington
Penny Pennington
Managing Partner
The Jones Financial Companies, L.L.L.P.

GENERAL PARTNERS AS SHOWN IN
THE BOOKS AND RECORDS OF THE
PARTNERSHIP*

LIMITED PARTNERS AS SHOWN IN THE
BOOKS AND RECORDS OF THE PARTNERSHIP*

SUBORDINATED LIMITED PARTNERS
AS SHOWN IN THE BOOKS AND RECORDS OF THE
PARTNERSHIP*

PROFITS INTEREST HOLDERS
AS SHOWN IN THE BOOKS AND RECORDS OF THE
PARTNERSHIP*

SERVICE PARTNERS
AS SHOWN IN THE BOOKS AND RECORDS OF THE
PARTNERSHIP*

*By: /s/ Penny Pennington
     Penny Pennington
     Attorney-In-Fact